SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2017
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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Table of Contents

Company Information
Capital Breakdown	1
Parent Company Financial Statements
Balance Sheet – Assets	2
Balance Sheet – Liabilities	3
Statement of Income	4
Statement of Comprehensive Income	5
Statement of Cash Flows	6
Statement of Changes in Shareholders’ Equity
1/1/2016 to 03/31/2016	7
1/1/2015 to 03/31/2015	8
Statement of Value Added	9
Consolidated Financial Statements
Balance Sheet - Assets	10
Balance Sheet - Liabilities	11
Statement of Income	12
Statement of Comprehensive Income	13
Statement of Cash Flows	14
Statement of Changes in Shareholders’ Equity
1/1/2016 to 03/31/2016	15
1/1/2015 to 03/31/2015	16
Statement of Value Added	17
Comments on the Company’s Consolidated Performance	18
Notes to the quarterly financial information	35
Reports and Statements
Unqualified Independent Auditors’ Review Report	90

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Company Information / Capital Breakdown

Number of Shares (Units)	Current Quarter 03/31/2016
Paid-in Capital
Common	1,387,524,047
Preferred	0
Total	1,387,524,047
Treasury Shares
Common	30,391,000
Preferred	0
Total	30,391,000

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Parent Company Statements / Balance Sheet - Assets
(R$ thousand)

Code	Description	Current Quarter 03/31/2016	YDT Previous Year 12/31/2015
1	Total assets	42,552,660	44,570,369
1.01	Current assets	7,950,527	8,842,440
1.01.01	Cash and cash equivalents	1,132,246	1,885,199
1.01.02	Financial investments	787,068	763,599
1.01.02.02	Financial investments measured at amortized cost	787,068	763,599
1.01.03	Trade receivables	2,422,426	2,467,523
1.01.04	Inventories	2,834,277	2,850,744
1.01.08	Other current assets	774,510	875,375
1.02	Non-current assets	34,602,133	35,727,929
1.02.01	Long-term receivables	1,284,762	1,281,470
1.02.01.09	Other non-current assets	1,284,762	1,281,470
1.02.02	Investments	24,260,167	25,517,369
1.02.03	Property, plant and equipment	8,995,809	8,866,348
1.02.04	Intangible assets	61,395	62,742

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Parent Company Statements / Balance Sheet – Liabilities
(R$ thousand)

Code	Description	Current Quarter 03/31/2016	YDT Previous Year 12/31/2015
2	Total liabilities	42,552,660	44,570,369
2.01	Current liabilities	4,016,450	4,272,372
2.01.01	Payroll and related taxes	128,882	141,496
2.01.02	Trade payables	738,848	742,364
2.01.03	Taxes payable	66,023	5,814
2.01.04	Borrowings and financing	2,536,813	2,879,073
2.01.05	Other payables	456,961	411,699
2.01.06	Provisions	88,923	91,926
2.01.06.01	Provision for tax, social security, labor and civil risks	88,923	91,926
2.02	Non-current liabilities	32,940,581	34,334,488
2.02.01	Borrowings and financing	29,552,923	31,109,017
2.02.02	Other payables	109,836	126,450
2.02.03	Deferred taxes	665,631	666,081
2.02.04	Provisions	2,612,191	2,432,940
2.02.04.01	Provision for tax, social security, labor and civil risks	589,243	564,372
2.02.04.02	Other provisions	2,022,948	1,868,568
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	261,629	259,115
2.02.04.02.04	Pension and healthcare plan	514,367	514,367
2.02.04.02.05	Provision for losses on investments	1,246,952	1,095,086
2.03	Consolidated Shareholders’ equity	5,595,629	5,963,509
2.03.01	Issued capital	4,540,000	4,540,000
2.03.02	Capital reserves	30	30
2.03.04.02	Earnings reserves	238,976	238,976
2.03.04.09	Treasury shares	-238,976	-238,976
2.03.05	Profit/(Losses)	-1,152,405	-367,214
2.03.08	Other comprehensive income	2,208,004	1,790,693

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Parent Company Statements / Statements of Income
(R$ thousand)
Code	Description	Current Quarter 1/1/2016 to 03/31/2016	YTD Previous Year 1/1/2015 to 03/31/2015
3.01	Net revenue from sales and/or services	1,977,640	3,058,032
3.02	Cost of sales and/or services	-1,638,396	-2,189,432
3.03	Gross profit	339,244	868,600
3.04	Operating expenses/income	-856,956	1,014,030
3.04.01	Selling expenses	-168,633	-145,918
3.04.02	General and administrative expenses	-123,260	-84,564
3.04.04	Other operating income	2,840	3,722
3.04.05	Other operating expenses	-102,542	-201,760
3.04.06	Equity in income of affiliates	-465,361	1,442,550
3.05	Profit before finance income (costs) and taxes	-517,712	1,882,630
3.06	Finance income (costs)	-267,878	-2,028,355
3.06.01	Finance income	18,429	494,693
3.06.02	Finance costs	-286,307	-2,523,048
3.06.02.01	Net exchange difference on financial instruments	1,043,124	-1,659,972
3.06.02.02	Finance costs	-1,329,431	-863,076
3.07	Profit (loss) before taxes on income	-785,590	-145,725
3.08	Income tax and social contribution	399	537,781
3.09	Profit (loss) from continuing operations	-785,191	392,056
3.11	Profit (loss) for the year	-785,191	392,056
3.99	Earnings per share - (R$/share)
3.99.01	Basic earnings per share
3.99.01.01	Common shares	-0.57857	0.28887
3.99.02	Diluted earnings per share
3.99.02.01	Common shares	-0.57857	0.28887

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Parent Company Statements / Statement of Comprehensive Income
(R$ thousand)
Code	Description	Current Quarter 01/01/2016 to 3/31/2016	YTD Previous Year 01/01/2015 to 3/31/2015
4.01	Profit (loss) for the year	-785,191	392,056
4.02	Other comprehensive income	417,311	363,013
4.02.01	Actuarial (losses) gains on defined benefit plan from investments in subsidiaries	85	125
4.02.02	Cumulative translation adjustments for the year	-181,111	176,771
4.02.03	Available-for-sale assets	32,353	597,135
4.02.04	Income tax and social contribution on available-for-sale assets	0	-203,026
4.02.05	Available-for-sale assets from investments in subsidiaries	0	68,699
4.02.06	Impairment of available-for-sale assets	0	8,417
4.02.07	Income tax and social contribution on impairment of available-for-sale assets	0	-2,862
4.02.08	(Losses) gains on cash flow hedge accounting	534,423	-427,645
4.02.09	Income tax and social contribution on cash flow hedge accounting	0	145,399
4.02.10	Realization of cash flow hedge reclassified to the income statement	12,697	0
4.02.11	(Losses) gains on net investment hedge	18,864	0
4.03	Comprehensive income for the year	-367,880	755,069

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Parent Company Statements / Statement of Cash Flows – Indirect Method
(R$ thousand)
Code	Description	Current Quarter 01/01/2016 to 3/31/2016	YTD Previous Year 01/01/2015 to 3/31/2015
6.01	Net cash generated by operating activities	-470,360	1,180,407
6.01.01	Cash generated from operations	-744,785	1,498,010
6.01.01.01	Profit (loss) for the year	-785,191	392,056
6.01.01.02	Charges on borrowings and financing	630,953	815,393
6.01.01.03	Charges on loans and financing granted	-8,470	-4,970
6.01.01.04	Depreciation, depletion and amortization	135,525	206,329
6.01.01.05	Equity in income (losses) of affiliates	465,361	-1,442,550
6.01.01.06	Deferred income tax and social contribution	-450	-694,546
6.01.01.07	Provision for tax, social security, labor, civil and environmental risks	21,868	125,346
6.01.01.08	Inflation adjustment and exchange differences, net	-1,221,066	2,084,988
6.01.01.10	Impairment of available-for-sale assets	0	8,417
6.01.01.11	Residual value of permanent assets written off	7,590	3,842
6.01.01.12	Other provisions	9,095	3,705
6.01.02	Changes in assets and liabilities	274,425	-317,603
6.01.02.01	Trade receivables - third parties	-23,251	-66,978
6.01.02.02	Trade receivables - related parties	87,172	38,075
6.01.02.03	Inventories	14,092	161,598
6.01.02.04	Receivables - related parties / Dividends	8,748	-1,943
6.01.02.05	Recoverable taxes	14,263	57,644
6.01.02.06	Judicial deposits	9,326	-4,310
6.01.02.07	Dividends received - related parties	815,035	0
6.01.02.09	Trade payables	-21,070	-103,692
6.01.02.10	Payroll and related taxes	1,446	23,241
6.01.02.11	Taxes in installments - REFIS	63,419	123,552
6.01.02.13	Payables to related parties	0	9,690
6.01.02.15	Interest paid	-671,713	-557,310
6.01.02.16	Interest received	0	12
6.01.02.19	Other	-23,042	2,818
6.02	Net cash used in investing activities	-145,105	-420
6.02.01	Investments / Advances for future capital increase	-7,231	-7,847
6.02.02	Purchase of property, plant and equipment	-236,057	-304,379
6.02.03	Cash reduction of subsidiaries and joint ventures	0	486,758
6.02.04	Capital increase in subsidiary	-2,200	0
6.02.05	Intercompany loans granted	0	-11,938
6.02.06	Intercompany loans received	0	75
6.02.07	Exclusive funds	123,852	-163,089
6.02.08	Financial Investments, net of redemption	-23,469	0
6.03	Net cash used in financing activities	-131,019	-1,151,777
6.03.01	Borrowings and financing, net of transaction cost	-26,006	389,450
6.03.02	Borrowings and financing - related parties	40,239	0
6.03.03	Amortization of principal on borrowings and financing	-100,410	-535,978
6.03.04	Amortization of principal on borrowings and financing - related parties	0	-349,912
6.03.05	Payments of dividends and interests on shareholder´s equity	0	-549,829
6.03.06	Treasury shares	0	-9,390
6.03.07	Funding Forfaiting / Drawee Risk	76,338	15,136
6.03.08	Payments Forfaiting / Drawee Risk	-121,180	-111,254
6.04	Exchange differences on translating cash and cash equivalents	-6,469	49,459
6.05	Increase (decrease) in cash and cash equivalents	-752,953	77,669
6.05.01	Cash and equivalents at the beginning of the year	1,885,199	3,146,393
6.05.02	Cash and equivalents at the end of the year	1,132,246	3,224,062

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Parent Company Financial Statements / Statement of Changes in Equity - 1/1/2016 to 03/31/2016
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity
5.01	Opening balances	4,540,000	30	0	-367,214	1,790,693	5,963,509
5.03	Adjusted opening balances	4,540,000	30	0	-367,214	1,790,693	5,963,509
5.05	Total comprehensive income	0	0	0	-785,191	417,311	-367,880
5.05.01	Profit (loss) for the year	0	0	0	-785,191	0	-785,191
5.05.02	Other comprehensive income	0	0	0	0	417,311	417,311
5.05.02.04	Translation adjustments for the year	0	0	0	0	-181,111	-181,111
5.05.02.06	Actuarial gains on defined benefit pension plan, net of taxes	0	0	0	0	85	85
5.05.02.07	Available-for-sale assets, net of taxes	0	0	0	0	32,353	32,353
5.05.02.08	Loss on Cash Flow Hedge Accounting, net of taxes	0	0	0	0	534,423	534,423
5.05.02.09	Realization on Cash Flow Hedge Accounting, reclassified to statement of income	0	0	0	0	12,697	12,697
5.05.02.10	Loss on net investment hedge accounting	0	0	0	0	18,864	18,864
5.07	Closing balance	4,540,000	30	0	-1,152,405	2,208,004	5,595,629

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Parent Company Statements / Statement of Changes in Shareholders´ Equity - 1/1/2015 to 03/31/2015
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserves	Retained earnings or accumulated losses	Other comprehensive income	Shareholders’ equity
5.01	Opening balances	4,540,000	30	1,131,298	0	25,140	5,696,468
5.03	Adjusted opening balances	4,540,000	30	1,131,298	0	25,140	5,696,468
5.04	Capital transactions with shareholders	0	0	-284,390	0	0	-284,390
5.04.04	Treasury shares acquired	0	0	-9,390	0	0	-9,390
5.04.06	Dividends	0	0	-275,000	0	0	-275,000
5.05	Total comprehensive income	0	0	0	392,056	363,013	755,069
5.05.01	Profit (loss) for the period	0	0	0	392,056	0	392,056
5.05.02	Other comprehensive income	0	0	0	0	363,013	363,013
5.05.02.04	Translation adjustments for the period	0	0	0	0	176,771	176,771
5.05.02.06	Actuarial gains on defined benefit plan, net of taxes	0	0	0	0	125	125
5.05.02.07	Available-for-sale assets, net of taxes	0	0	0	0	468,363	468,363
5.05.02.08	Loss on hedge accounting, net of taxes	0	0	0	0	-282,246	-282,246
5.07	Closing balances	4,540,000	30	846,908	392,056	388,153	6,167,147

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Parent Company Statements / Statement of Value Added
(R$ thousand)
Code	Description	Current Quarter	YTD Prior Year
		1/1/2016 to 3/31/2016	01/01/2015 to 3/31/2015
7.01	Revenues	2,447,647	3,723,968
7.01.01	Sales of products and services	2,458,864	3,669,030
7.01.02	Other revenues	45	61,531
7.01.04	Allowance for (reversal of) doubtful debts	-11,262	-6,593
7.02	Raw materials acquired from third parties	-1,703,711	-2,485,835
7.02.01	Cost of sales and services	-1,446,531	-1,950,754
7.02.02	Materials, electric power, outside services and other	-254,572	-525,191
7.02.03	Impairment/recovery of assets	-2,608	-1,473
7.02.04	Other	0	-8,417
7.02.04.01	Impairment of available-for-sale assets	0	-8,417
7.03	Gross value added	743,936	1,238,133
7.04	Retentions	-135,525	-206,329
7.04.01	Depreciation, amortization and depletion	-135,525	-206,329
7.05	Wealth created	608,411	1,031,804
7.06	Value added received as transfer	-629,621	2,634,817
7.06.01	Equity in income of affiliates	-465,361	1,442,550
7.06.02	Finance income	18,429	494,693
7.06.03	Other	-182,689	697,574
7.06.03.01	Other and exchange gains	-182,689	697,574
7.07	Wealth for distribution	-21,210	3,666,621
7.08	Wealth distributed	-21,210	3,666,621
7.08.01	Personnel	309,192	329,522
7.08.01.01	Salaries and wages	239,994	251,291
7.08.01.02	Benefits	49,640	60,889
7.08.01.03	Severance pay fund (FGTS)	19,558	17,342
7.08.02	Taxes, fees and contributions	349,292	-277,119
7.08.02.01	Federal	328,262	-319,590
7.08.02.02	State	21,030	40,155
7.08.02.03	Municipal	0	2,316
7.08.03	Remuneration on third-party capital	105,497	3,222,162
7.08.03.01	Interest	1,329,594	862,664
7.08.03.02	Leases	2,822	2,608
7.08.03.03	Other	-1,226,919	2,356,890
7.08.03.03.01	Other and exchange losses	-1,226,919	2,356,890
7.08.04	Remuneration on Shareholders capital	-785,191	392,056
7.08.04.03	Retained earnings (accumulated losses)	-785,191	392,056

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Consolidated Financial Statements / Balance Sheet – Assets
(R$ thousand)

Code	Description	Current Quarter 03/31/2016	YTD Previous Year 12/31/2015
1	Total assets	44,653,790	47,339,409
1.01	Current assets	13,697,372	16,430,691
1.01.01	Cash and cash equivalents	5,508,066	7,861,052
1.01.02	Financial investments	797,006	763,599
1.01.02.02	Financial investments measured at amortized cost	797,006	763,599
1.01.03	Trade receivables	1,816,106	1,578,277
1.01.04	Inventories	4,494,832	4,941,314
1.01.08	Other current assets	1,081,362	1,286,449
1.02	Non-current assets	30,956,418	30,908,718
1.02.01	Long-term receivables	1,653,911	1,661,987
1.02.01.06	Deferred taxes	62,864	78,066
1.02.01.09	Other non-current assets	1,591,047	1,583,921
1.02.02	Investments	4,084,739	3,998,239
1.02.03	Property, plant and equipment	17,834,884	17,826,226
1.02.04	Intangible assets	7,382,884	7,422,266

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Consolidated Financial Statements / Balance Sheet – Liabilities
(R$ thousand)

Code	Description	Current Quarter 03/31/2016	YTD Previous Year 12/31/2015
2	Total liabilities	44,653,790	47,339,409
2.01	Current liabilities	4,504,777	5,082,199
2.01.01	Payroll and related taxes	245,177	256,840
2.01.02	Trade payables	1,235,417	1,293,008
2.01.03	Taxes payable	393,747	457,391
2.01.04	Borrowings and financing	1,459,777	1,874,681
2.01.05	Other payables	1,046,262	1,073,017
2.01.06	Provisions	124,397	127,262
2.01.06.01	Provision for tax, social security, labor and civil risks	124,397	127,262
2.02	Non-current liabilities	33,417,720	35,165,922
2.02.01	Borrowings and financing	30,561,057	32,407,834
2.02.02	Other payables	148,318	131,284
2.02.03	Deferred taxes	1,129,126	1,072,033
2.02.04	Provisions	1,579,219	1,554,771
2.02.04.01	Provision for tax, social security, labor and civil risks	730,862	711,472
2.02.04.02	Other provisions	848,357	843,299
2.02.04.02.03	Provision for environmental liabilities and asset retirement obligations	333,989	328,931
2.02.04.02.04	Pension and healthcare plan	514,368	514,368
2.03	Consolidated Shareholders’ equity	6,731,293	7,091,288
2.03.01	Issued capital	4,540,000	4,540,000
2.03.02	Capital reserves	30	30
2.03.04.02	Earnings reserves	238,976	238,976
2.03.04.09	Treasury shares	-238,976	-238,976
2.03.05	Profit/(Losses)	-1,152,405	-367,214
2.03.08	Other comprehensive income	2,208,004	1,790,693
2.03.09	Non-controlling interests	1,135,664	1,127,779

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Consolidated Financial Statements / Statements of Income
(R$ thousand)
Code	Description	Current Quarter 01/01/2016 to 03/31/2016	YTD PreviousYear 01/01/2015 to 03/31/2015
3.01	Net revenue from sales and/or services	4,008,071	4,010,252
3.02	Cost of sales and/or services	-3,082,026	-3,025,533
3.03	Gross profit	926,045	984,719
3.04	Operating expenses/income	-692,113	-225,734
3.04.01	Selling expenses	-450,421	-300,830
3.04.02	General and administrative expenses	-160,111	-109,845
3.04.04	Other operating income	22,272	5,962
3.04.05	Other operating expenses	-148,832	-219,499
3.04.06	Equity in income of affiliates	44,979	398,478
3.05	Profit before finance income (costs) and taxes	233,932	758,985
3.06	Finance income (costs)	-896,939	-869,700
3.06.01	Finance income	243,154	56,136
3.06.02	Finance costs	-1,140,093	-925,836
3.06.02.01	Net exchange difference on financial instruments	-318,240	-65,243
3.06.02.02	Finance costs	-821,853	-860,593
3.07	Profit (loss) before taxes on income	-663,007	-110,715
3.08	Income tax and social contribution	-113,690	502,517
3.09	Profit (loss) from continuing operations	-776,697	391,802
3.11	Consolidated profit (loss) for the year	-776,697	391,802
3.11.01	Attributed to controlling Shareholders	-785,191	392,056
3.11.02	Attributed to non-controlling Shareholders	8,494	-254
3.99	Earnings per share - (R$/share)
3.99.01	Basic earnings per share
3.99.01.01	Common shares	-0.57857	0.28887
3.99.02	Diluted earnings per share
3.99.02.01	Common shares	-0.57857	0.28887

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Consolidated Financial Statements / Statement of Comprehensive Income
(R$ thousand)
Code	Description	Current Quarter 01/01/2016 to 03/31/2016	YTD PreviousYear 01/01/2015 to 03/31/2015
4.01	Consolidated profit (Loss) for the year	-776,697	391,802
4.02	Other comprehensive income	417,311	363,013
4.02.01	Actuarial gains on defined benefit plan from investments in subsidiaries	85	0
4.02.02	Actuarial gains (losses) on defined benefit pension plan	0	202
4.02.03	Income tax and social contribution on actuarial (losses) gains on defined benefit pension plan	0	-77
4.02.04	Cumulative translation adjustments for the year	-181,111	176,771
4.02.05	Available-for-sale assets	32,353	648,403
4.02.06	Income tax and social contribution on available-for-sale assets	0	-185,595
4.02.07	Impairment of available-for-sale assets	0	8,417
4.02.08	Income tax and social contribution on impairment of available-for-sale assets	0	-2,862
4.02.09	Gain (loss) on cash flow hedge accounting	534,423	-427,645
4.02.10	Income tax and social contribution on cash flow hedge accounting	0	145,399
4.02.11	Realization of cash flow hedge accounting reclassified to income statement	12,697	0
4.02.12	Gain (Loss) on net investment hedge	18,864	0
4.03	Consolidated comprehensive income for the year	-359,386	754,815
4.03.01	Attributed to controlling Shareholders	-367,880	755,069
4.03.02	Attributed to non-controlling Shareholders	8,494	-254

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Consolidated Financial Statements / Statement of Cash Flows – Indirect Method
(R$ thousand)
Code	Description	Current Quarter 01/01/2016 to 3/31/2016	YTD Previous Year 01/01/2015 to 3/31/2015
6.01	Net cash generated by operating activities	-939,450	1,738,124
6.01.01	Cash generated from operations	-164,143	2,268,532
6.01.01.01	Profit (loss) for the year attributable to controlling Shareholders	-785,191	392,056
6.01.01.02	Profit (loss) for the year attributable to non-controlling Shareholders	8,494	-254
6.01.01.03	Charges on borrowings and financing	747,647	803,433
6.01.01.04	Charges on loans and financing granted	-12,913	-5,025
6.01.01.05	Depreciation, depletion and amortization	321,944	273,502
6.01.01.06	Equity in income (losses) of affiliates	-44,979	-398,478
6.01.01.07	Deferred taxes	86,104	-716,476
6.01.01.08	Provision for tax, social security, labor, civil and environmental risks	16,525	124,830
6.01.01.09	Inflation adjustments and exchange differences, net	-379,360	1,767,227
6.01.01.10	Gain on derivatives	362	1,125
6.01.01.11	Impairment of available-for-sale assets	0	8,417
6.01.01.12	Residual value of permanent assets written off	12,966	3,985
6.01.01.13	Gain on repurchase of debt securities	-146,214	0
6.01.01.14	Other provisions	10,472	14,190
6.01.02	Changes in assets and liabilities	-775,307	-530,408
6.01.02.01	Trade receivables - third parties	-219,640	-190,889
6.01.02.02	Trade receivables - related parties	-8,407	-9,701
6.01.02.03	Inventories	443,691	190,195
6.01.02.05	Recoverable taxes	62,152	33,391
6.01.02.06	Judicial deposits	4,098	-5,535
6.01.02.08	Trade payables	-59,340	-20,832
6.01.02.09	Payroll and related taxes	14,283	33,168
6.01.02.10	Taxes in installments - REFIS	-31,274	173,390
6.01.02.11	Payables to related parties	508	1,709
6.01.02.13	Interest paid	-932,279	-726,040
6.01.02.14	Interest received	0	12
6.01.02.16	Other	-49,099	-9,276
6.02	Net cash used in investing activities	-919,927	413,490
6.02.02	Purchase of property, plant and equipment	-329,832	-338,026
6.02.03	Capital reduction on joint venture	0	466,758
6.02.04	Receipt/payment in derivative transactions	-556,682	304,401
6.02.06	Purchase of intangible assets	-6	-105
6.02.07	Intercompany loans granted	0	-11,938
6.02.08	Intercompany loans received	0	75
6.02.09	Short-term investment, net of redeemed amount	-33,407	-7,675
6.03	Net cash used in financing activities	-438,466	-1,948,973
6.03.01	Capitalization net of transactions cost	-26,770	391,156
6.03.02	Amortization of principal on borrowings and financing - related parties	-215,756	-1,597,317
6.03.04	Payments of dividends and interests on shareholder´s equity	0	-549,829
6.03.05	Treasury shares	0	-9,390
6.03.06	Buyback of debt securities	-151,098	-87,475
6.03.07	Forfaiting capitalization / drawee Risk	76,338	15,136
6.03.08	Forfaiting amortization / drawee Risk	-121,180	-111,254
6.04	Exchange differences on translating cash and cash equivalents	-55,143	182,123
6.05	Decrease in cash and cash equivalents	-2,352,986	384,764
6.05.01	Cash and equivalents at the beginning of the year	7,861,052	8,686,021
6.05.02	Cash and equivalents at the end of the year	5,508,066	9,070,785

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Consolidated Financial Statements / Statement of Changes in Equity - 1/1/2016 to 03/31/2016
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity	Non-controlling interests	Consolidated shareholders' equity
5.01	Opening balances	4,540,000	30	0	-367,214	1,790,693	5,963,509	1,127,779	7,091,288
5.03	Adjusted opening balances	4,540,000	30	0	-367,214	1,790,693	5,963,509	1,127,779	7,091,288
5.05	Total comprehensive income	0	0	0	-785,191	417,311	-367,880	8,494	-359,386
5.05.01	Profit (loss) for the year	0	0	0	-785,191	0	-785,191	8,494	-776,697
5.05.02	Other comprehensive income	0	0	0	0	417,311	417,311	0	417,311
5.05.02.04	Translation adjustments for the year	0	0	0	0	-181,111	-181,111	0	-181,111
5.05.02.06	Actuarial gains on defined benefit pension plan, net of taxes	0	0	0	0	85	85	0	85
5.05.02.07	Available-for-sale assets, net of taxes	0	0	0	0	32,353	32,353	0	32,353
5.05.02.08	Gain (loss) on Cash Flow Hedge Accounting	0	0	0	0	534,423	534,423	0	534,423
5.05.02.09	Realization of cash flow hedge reclassified to statement of income	0	0	0	0	12,697	12,697	0	12,697
5.05.02.10	Loss on net investment hedge accounting	0	0	0	0	18,864	18,864	0	18,864
5.06	Internal changes in shareholders’ equity	0	0	0	0	0	0	-609	-609
5.06.04	Non-controlling interests in subsidiaries	0	0	0	0	0	0	-609	-609
5.07	Closing balance	4,540,000	30	0	-1,152,405	2,208,004	5,595,629	1,135,664	6,731,293

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Consolidated Financial Statements / Statement of Changes in Equity - 1/1/2015 to 03/31/2015
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity	Non-controlling interests	Consolidated shareholders' equity
5.01	Opening balances	4,540,000	30	1,131,298	0	25,140	5,696,468	38,507	5,734,975
5.03	Adjusted opening balances	4,540,000	30	1,131,298	0	25,140	5,696,468	38,507	5,734,975
5.04	Capital transactions with shareholders	0	0	-284,390	0	0	-284,390	0	-284,390
5.04.04	Treasury shares acquired	0	0	-9,390	0	0	-9,390	0	-9,390
5.04.06	Dividend	0	0	-275,000	0	0	-275,000	0	-275,000
5.05	Total comprehensive income	0	0	0	392,056	363,013	755,069	-254	754,815
5.05.01	Profit for the period	0	0	0	392,056	0	392,056	-254	391,802
5.05.02	Other comprehensive income	0	0	0	0	363,013	363,013	0	363,013
5.05.02.04	Translation adjustments for the period	0	0	0	0	176,771	176,771	0	176,771
5.05.02.06	(Actuarial (losses) gains on defined benefit pension plan, net of taxes	0	0	0	0	125	125	0	125
5.05.02.07	Available-for-sale assets, net of taxes	0	0	0	0	468,363	468,363	0	468,363
5.05.02.08	(Loss) gain on hedge accounting, net of taxes	0	0	0	0	-282,246	-282,246	0	-282,246
5.07	Closing balances	4,540,000	30	846,908	392,056	388,153	6,167,147	38,253	6,205,400

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Consolidated Financial Statements / Statement of Value Added
(R$ thousand)
Code	Description	Current Quarter 01/01/2016 to 3/31/2016	YTD Previous Year 01/01/2015 to 3/31/2015
7.01	Revenues	4,546,448	4,752,234
7.01.01	Sales of products and services	4,559,675	4,698,184
7.01.02	Other revenues	260	61,898
7.01.04	Allowance for (reversal of) doubtful debts	-13,487	-7,848
7.02	Raw materials acquired from third parties	-3,031,197	-3,325,485
7.02.01	Cost of sales and services	-2,341,138	-2,632,493
7.02.02	Materials, electric power, outside services and other	-695,249	-683,759
7.02.03	Impairment/recovery of assets	5,190	-816
7.02.04	Other	0	-8,417
7.02.04.01	Impairment of available-for-sale assets	0	-8,417
7.03	Gross value added	1,515,251	1,426,749
7.04	Retentions	-321,944	-273,502
7.04.01	Depreciation, amortization and depletion	-321,944	-273,502
7.05	Wealth created	1,193,307	1,153,247
7.06	Value added received as transfer	-417,837	2,234,942
7.06.01	Equity in income of affiliates	44,979	398,478
7.06.02	Finance income	243,154	56,136
7.06.03	Other	-705,970	1,780,328
7.06.03.01	Other and exchange gains	-705,970	1,780,328
7.07	Wealth for distribution	775,470	3,388,189
7.08	Wealth distributed	775,470	3,388,189
7.08.01	Personnel	550,726	463,793
7.08.01.01	Salaries and wages	442,503	367,509
7.08.01.02	Benefits	78,933	76,047
7.08.01.03	Severance pay fund (FGTS)	29,290	20,237
7.08.02	Taxes, fees and contributions	563,256	-176,470
7.08.02.01	Federal	508,354	-257,857
7.08.02.02	State	49,502	75,959
7.08.02.03	Municipal	5,400	5,428
7.08.03	Remuneration on third-party capital	438,185	2,709,064
7.08.03.01	Interest	822,012	860,186
7.08.03.02	Leases	5,011	3,962
7.08.03.03	Other	-388,838	1,844,916
7.08.03.03.01	Exchange losses	-388,838	1,844,916
7.08.04	Remuneration on Shareholders’ capital	-776,697	391,802
7.08.04.03	Retained earnings (accumulated losses)	-785,191	392,056
7.08.04.04	Non-controlling interests in retained earnings	8,494	-254

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Comments on the Company’s Consolidated Statement

Restatements of Results for the First Quarter of 2016

Companhia Siderúrgica Nacional (CSN) (BM&FBOVESPA: CSNA3) (NYSE: SID) announces today its consolidated results for the first quarter of 2016 (1Q16), which are presented in Brazilian Reais and in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and with Brazilian accounting practices, which are fully convergent with international accounting norms, issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM), pursuant to CVM Instruction 485 of September 1, 2010. All comments presented herein refer to the Company’s 1Q16 consolidated results and comparisons refer to the fourth quarter of 2015 (4Q15) and the first quarter of 2015 (1Q15), unless otherwise stated. The Real/U.S. Dollar exchange rate was R$3.5583 on March 31, 2016 and R$3.9048 on December 31, 2015.

Highlights	1Q15	4Q15	1Q16	Change
1Q16	x	4Q15	1Q16	x	1Q15

Steel Sales (thousand t)	1,407	1,130	1,246	10%	(11%)
- Domestic Market	63%	57%	52%	(5%)	(11%)
- Overseas Subsidiaries	34%	37%	42%	5%	8%
- Exports	4%	6%	6%	0%	2%

Iron Ore Sales (thousand t)[1]	5,442	6,656	8,295	25%	52%
- Domestic Market	1%	7%	13%	6%	12%
- Exports	99%	93%	87%	(6%)	(12%)

Consolidated Results (R$ Million)
Net Revenue	4,010	3,678	4,008	9%	(1%)
Gross Profit	985	767	926	21%	(6%)
Adjusted EBITDA[2]	911	686	733	7%	(20%)

Adjusted Net Debt[3]	19,979	26,499	26,654	1%	33%
Adjusted Cash Position	12,251	8,862	6,472	(27%)	(47%)
Net Debt / Adjusted EBITDA	4.8x	8.2x	8.7x	0.5x	3.9x

1 Iron ore sales volumes include 100% of the stake in NAMISA until November 2015 and 100% of the stake in Congonhas Minérios as of December 2015.

2 Adjusted EBITDA is calculated based on net income/loss, before depreciation and amortization, income taxes, the net financial result, results from investees, and other operating income (expenses) and includes the proportional share of the EBITDA of the jointly-owned investees MRS Logística and CBSI, as well as the Company’s 60% in Namisa, 33.27% in MRS and 50% in CBSI until November 2015 and stakes of 100% in Congonhas Minérios, 37.27% in MRS and 50% in CBSI as of December 2015.

³ Adjusted Net Debt and Adjusted Cash and Cash Equivalents included 33.27% of the stake in MRS, 60% of the interest in Namisa and 50% of the stake in CBSI until November 2015. As of December 2015, they included 100% of Congonhas Minérios, 37.27% of MRS and 50% of CBSI, excluding Forfaiting and drawee risk operations.

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Closing Market Indicators on March 31, 2016
BM&FBovespa (CSNA3): R$7.15/share	Market Cap BM&FBovespa: R$9.92 billion
NYSE (SID): US$1.97/ADR (1 ADR = 1 share)	Market Cap NYSE: US$2.73 billion
Total no. of shares = 1,387,524,047

Macroeconomic Projections	2016
IPCA (%)	7.00
Commercial Dollar (EoP - R$)	3.70
SELIC Target (EoP - %)	13.00
GDP (%)	(3.86)
Industrial Production (%)	(5.95)

         Source: FOCUS BACEN                                                                                                                                                                                               Base: 05/06/2016

CSN’s Consolidated Results

•         Net revenue totaled R$4,008 million in 1Q16, 9% up on 4Q15 and 1% down on the same period last year. Regarding 4Q15, the increase was due to the higher sales volume in the steel and mining segments, offsetting the decrease in the average steel and mining prices, which suffered the additional impact of BRL appreciation. Compared with 1Q15, the reduction was a result of lower sales volume in the steel segment.

•         COGS amounted to R$3,082 million, 6% down the previous quarter and 2% less than in 1Q15. The year-on-year reduction was mainly due to lower steel and mining segments unit costs.

•         First-quarter gross profit came to R$926 million, 21% more than in 4Q15, while the gross margin widened by 2p.p. to 23%. In comparison with 1Q15, gross profit fell by 6% and the gross margin narrowed by 2p.p., from 25% to 23%.

•         Selling, general and administrative expenses totaled R$611 million in 1Q16, 12% and 49% up on 4Q15 and 1Q15, respectively, chiefly due to higher freight (related to distribution costs), due to the increase in iron sales and the higher CIF sales model, and personnel expenses.

•         Other operating income (expenses) was a net expense of R$127 million in 1Q16, versus expense of R$214 million in 1Q15. Most of the amount in question referred to expenses with labor provisions and judicial deposits. The positive result of R$ 2,798 registered in 4Q15 was due to the Business Combination effect in the mining segment.

•         The proportional net financial result was negative by R$922 million in 1Q16, due to: i) financial expenses (excluding the exchange variation) of R$844 million; ii) the negative exchange variation result of R$329 million; and iii) financial revenue of R$252 million.

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Financial Result (R$ Million)	1Q15	4Q15	1Q16
Financial Result - IFRS	(869)	(183)	(897)
(+) Financial Result of Joint-Venture	500	(48)	(24)
(+) Namisa	520	(34)	-
(+) MRS	(20)	(15)	(24)
(=) Proporcional Financial Result ¹	(369)	(231)	(922)
Financial Revenues	63	289	252
Financial Expenses	(432)	(531)	(1,173)
Financial Expenses (ex-exchange rates variation)	(878)	(483)	(844)
Result with Exchange Rate Variation	446	(48)	(329)
Monetary and Exchange Rate Variation	(482)	245	950
Hedge Accounting	428	(140)	(566)
Notional Amount of Derivatives Contracted	500	(153)	(713)
Others	-	12	-

¹ The proportional financial result considered stakes of 60% in Namisa, 33.27% in MRS and 50% in CBSI until November 2015 and stakes of

100% in Congonhas Minérios, 37.27% in MRS and 50% in CBSI as of December 2015.

•         CSN’s equity result was a positive R$45 million in 1Q16, versus a negative R$55 million in 4Q15 and a positive R$398 million in 1Q15, chiefly due to MRS’s equity result in the 1Q16 and 4Q15, and Namisa’s equity result in the 1Q15. Namisa ceases to exist from this quarter onwards due to the business combination of its mining assets. The table below presents a breakdown of this item:

Share of profits (losses) of investees (R$ Million)	1Q15	4Q15	1Q16	Change
1Q16	x	4Q15	1Q16	x	1Q15
Namisa	396	(58)	-	-	-
MRS Logística	15	29	61	111%	302%
CBSI	(2)	(1)	1	-	-
TLSA	(8)	(8)	(7)	(10%)	(8%)
Arvedi Metalfer BR	-	(8)	-	-	-
Eliminations	(4)	(9)	(11)	(18%)	173%
Share of profits (losses) of investees	398	(55)	45	-	(89%)

•         CSN recorded a first-quarter net loss of R$777 million, versus quarter loss of R$461 million in 4Q15 and net income of R$392 million in 1Q15. The worsening in this result, compared with 4Q15, is explained by the gains registered with the conclusion of the mining segment Business Combination last quarter.

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Adjusted EBITDA (R$ Million)	1Q15	4Q15	1Q16	Change
1Q16	x	4Q15	1Q16	x	1Q15
Profit (loss) for the Period	392	(461)	(777)	-	-
Depreciation	264	308	310	1%	17%
Income Tax and Social Contribution	(503)	3,243	114	-96%	-
Finance Income	870	183	897	390%	3%
EBITDA (ICVM 527)	1,023	3,273	544	-83%	-47%
Other Operating Income (Expenses)	214	(2,798)	127	-	-41%
Share of Profit (Loss) of Investees	(398)	55	(45)	-	-89%
Proportionate EBITDA of Joint Ventures	73	155	107	-31%	47%
Adjusted EBITDA	911	686	732	7%	-20%

•         Adjusted EBITDA amounted to R$733 million in 1Q16, 7% up on the previous quarter, but 20% down on 1Q15, accompanied by an adjusted EBITDA margin of 17.3%, 0.1 p.p. more than in 4Q15, but 4.3p.p. less than in 1Q15.

¹ The adjusted EBITDA margin is calculated as the ratio between Adjusted EBITDA and Adjusted Net Income, which considers stakes of 60% in Namisa, 33.27% in MRS and 50% in CBSI until November 2015 and stakes of 100% in Congonhas Minérios, 37.27% in MRS and 50% in CBSI as of December 2015.

Debt

The adjusted amounts of EBITDA, Debt and Cash included the stakes of 60% in Namisa, 33.27% in MRS and 50% in CBSI until November 2015 and the stakes of 100% in Congonhas Minérios, 37.27% in MRS and 50% in CBSI, as of December 2015. On March 31, 2016, consolidated net debt totaled R$26,654 million, while the net debt/EBITDA ratio, was 8.67x based on LTM adjusted EBITDA.

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Foreign Exchange Exposure

Net foreign exchange exposure generated by the difference in dollar-denominated assets and liabilities, contracted derivatives and hedge accounting booked by CSN totaled US$114 million on March 31, 2016. The derivatives contracted form a long USD position achieved through the purchase of NDFs (Non-Deliverable Forwards). The hedge accounting adopted by CSN correlates the projected export flows in dollars with part of the future debt maturities in the same currency. As a result, the exchange variation of part of dollar-denominated debt is temporarily recorded under shareholder’s equity, being transferred to the income statement when the dollar revenue from these exports is received.

Foreign Exchange Exposure[1]	12/31/2015 ²	03/31/2016
(US$ Million)	IFRS
Cash and cash equivalents overseas	1,625	1,288
Accounts Receivables	170	315
Others		7
Total Assets	1,795	1,610
Borrowings and Financing	(4,569)	(4,466)
Accounts Payable	(20)	(7)
Other Liabilities	(25)	(6)
Total Liabilities	(4,614)	(4,479)

Foreign Exchange Exposure	(2,819)	(2,870)

Notional Amount of Derivatives Contracted, Net	1,435	1,435
Cash Flow Hedge Accounting	1,558	1,549
Net Foreign Exchange Exposure	173	114

¹As of the conclusion of the Business Combination, through asset transfers to Congonhas Minérios, CSN has been consolidating 100% of the new Company’s cash. As a result, a proportional view of foreign exchange exposure is no longer necessary.

²IFRS foreign exchange exposure on 12/31/2015 includes the 100% stake in Congonhas Minérios and excludes the stake in MRS.

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Capex

CSN invested R$330 million in 1Q16 in the following projects:

•         Investments in the new clinker kiln in Arcos/MG, which will permit the Cement segment to reach competitive margins and scale gains in the Southeast region as a result of the clinker production self-sufficiency.

•         Revamp of the coke batteries, reducing imported coke needs and improving the fuel rate.

•         Other projects designed to improve the environmental performance of the Presidente Vargas Plant and current investments in other operations.

Investment (R$ Million)	1Q15	4Q15	1Q16
Steel	121	130	119
Mining	116	97	62
Cement	90	218	139
Logistics	11	19	10
Others	-	-	-
Total Investment IFRS	338	464	330

Working Capital

In order to calculate working capital, CSN adjusts its assets and liabilities as shown below:

•         Accounts Receivable: Excludes Dividends Receivable, Advances to Employees and Other Credits.

•         Inventories: Includes Estimated Losses and excludes Spare Parts which is not part of the cash conversion cycle, and will be subsequently booked under Fixed Assets when consumed;

•         Recoverable Taxes: Composed only of Income (IRPJ) and Social Contribution (CSLL);

•         Taxes Payable: Composed of Taxes Payable under Current Liabilities plus Taxes in Installments;

•         Advances from Clients: Subaccount of Other Liabilities recorded under Current Liabilities;

•         Suppliers: Includes Forfaiting and Drawee Risk.

As a result, working capital applied to the Company’s business totaled R$3,392 million in 1Q16, stable compared to 4Q15, chiefly due to the R$450 million reduction in inventories, while accounts receivable increased by R$244 million. On a same comparison basis, the average receivable period increased by 4 days, while payment periods and inventory turnover fell by 6 and 19 days, respectively. The cash conversion cycle presented 9 days reduction.

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Working Capital (R$ Million)	1Q15	4Q15	1Q16	Change
1Q16	x	4Q15	1Q16	x	1Q15
Assets	5,145	5,847	5,664	-183	519
Accounts Receivable	1,901	1,501	1,746	244	-155
Inventories Turnover	3,107	4,070	3,621	-450	514
Advances to Taxes	137	276	298	22	161
Liabilities	2,306	2,455	2,272	-183	-34
Suppliers	1,556	1,671	1,542	-128	-14
Salaries and Social Contribution	214	257	245	-12	31
Taxes Payable	512	479	418	-60	-94
Advances from Clients	24	50	67	17	43
Working Capital	2,839	3,393	3,392	-1	553

Turnover Ratio (days)	1Q15	4Q15	1Q16	Change
1Q16	x	4Q15	1Q16	x	1Q15
Receivables	36	30	34	4	-2
Supplier Payment	46	52	46	-6	0
Investory Turnover	92	126	107	-19	15
Cash Conversion Cycle	82	104	95	-9	13

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Results by Segment

The Company maintains integrated operations in five business segments: steel, mining, logistics, cement and energy. The main assets and/or companies comprising each segment are presented below:

Notes: For the purpose of preparing and presenting the information by business segment, Management opted to maintain the proportional consolidation of its jointly-owned subsidiaries, as historically presented. For the reconciliation of CSN’s consolidated results, these companies’ results are eliminated in the "corporate/elimination expenses" column.

In order to report the Company’s 2015 results, after the combination of CSN’s mining assets (Casa de Pedra, Namisa and Tecar), the consolidated result includes all this new company’s information.

Net Revenue by Segment – 1Q16 (R$ million)

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Adjusted EBITDA by Segment – 1Q16 (R$ million)

Results 1Q16	Steel	Mining	Logistics (Port)	Logistics (Railways)	Cement	Energy	Corporate/Eliminations	Consolidated
(R$ MM)
Net Revenue	2,809	941	50	303	114	68	(279)	4,008
Domestic Market	1,500	151	50	303	114	68	(475)	1,712
Foreign Market	1,309	790	-	-	-	-	197	2,296
Cost of Goods Sold	(2,300)	(749)	(36)	(214)	(101)	(51)	370	(3,082)
Gross Profit	509	192	14	89	13	17	91	926
Selling, General and Administrative Expenses	(255)	(24)	(8)	(24)	(18)	(6)	(276)	(611)
Depreciation	166	114	3	56	13	4	(47)	310
Proportional EBITDA of Jointly Controlled Companies	-	-	-	-	-	-	107	107
Adjusted EBITDA	420	283	9	121	8	15	(124)	733

Results 4Q15	Steel	Mining	Logistics (Port)	Logistics (Railways)	Cement	Energy	Corporate/ Eliminations	Consolidated
(R$ Million)
Net Revenue	2,579	907	62	331	102	61	(363)	3,678
Domestic Market	1,473	88	62	331	102	61	(414)	1,703
Foreign Market	1,106	819	-	-	-	-	50	1,975
Cost of Goods Sold	(2,267)	(598)	(42)	(207)	(89)	(50)	341	(2,912)
Gross Profit	312	309	20	124	13	10	(22)	767
Selling, General and Administrative Expenses	(267)	(22)	(5)	(23)	(21)	(6)	(199)	(544)
Depreciation	178	105	3	50	14	4	(47)	308
Proportional EBITDA of Jointly Controlled Companies	-	-	-	-	-	-	155	155
Adjusted EBITDA	222	392	19	151	6	9	(113)	686

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Steel

According to preliminary figures from the World Steel Association (WSA), global crude steel production totaled 386 million tonnes in 1Q16, 3.5% down on the same period last year, while the Brazilian Steel Institute (IABr) estimates a  12.3% reduction in domestic output to 7.4 million tonnes (also preliminary figures). Domestic production of rolled products came to 5.1 million tonnes, 17.5% less than in 1Q15, while apparent consumption fell by 29.3% to 4.3 million tonnes, with domestic sales of 4.0 million tonnes and imports of 368,000 tonnes. On the other hand, exports increased by 17.1% in the same period, reaching 3.3 million tonnes.

According to INDA (the Brazilian Steel Distributors’ Association), 1Q16 steel purchases and sales by distributors fell by 18.3% and 13.0% over 1Q15 to 761,000 and 776,000 tonnes, respectively. Inventories closed the quarter at 906.800 tonnes, in line with the previous month, representing 3.1 months of sales.

Automotive

According to ANFAVEA (the Auto Manufacturers’ Association), vehicle production totaled 482,000 units in 1Q16, 28% down on 1Q15. In the same period, new car, light commercial vehicle, truck and bus licensing fell by 29% to 481,000 units.

Construction

According to SECOVI-SP (the São Paulo Residential Builders’ Association), during 1Q16 the residential real estate launches in the city of São Paulo totaled 2,856 units, 30% up on the 1,418 units launched in the 1Q15.

According to ABRAMAT (the Construction Material Manufacturers’ Association), sales of building materials in 1Q16 fell by 17.3% over the same period last year, due up previous last year.

Home Appliances

According to the Brazilian Institute of Geography and Statistics (IBGE), home appliance production accumulated until march 2016 fell by 22% over the same period in 2015, while output in the last 12 months dropped by 20% over the same period a year before, reflecting the low level of business and consumer confidence.

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Results from CSN’s Steel Operations

•         Total steel product sales volume came to 1,246 thousand tonnes in 1Q16, 9% up on 4Q15. Of this total, 52% went to the domestic market, 42% were sold by our subsidiaries abroad and 6% went to exports.

•         First-quarter domestic steel sales totaled 649,000 tonnes, 1% up on 4Q15, 611,000 tonnes of which flat steel and 38,000 tonnes long steel.

•         First-quarter foreign sales amounted to 597,000 tonnes, 23% up on 4Q15. Of this total, direct exports came to 78,000 tonnes and the overseas subsidiaries sold 520,000 tonnes, while 204,000 were sold by LLC, 216,000 by SWT and 100,000 by Lusosider.

•         In the first quarter, CSN increased its share of coated products as a percentage of total sales volume, following the strategy of adding more value to its product mix. Domestic sales of coated products such as galvanized items and tin plate accounted for 58% of flat steel sales, versus 54% in 4Q15. In the foreign market, the share of coated products moved up from 69% of flat steel sales to 77% in 1Q16.

•         Net revenue totaled R$2,809 million in 1Q16, 9% up on 4Q15, chiefly due to the increase in domestic sales volume and sales by subsidiaries abroad. In 1Q16, average net revenue per ton remained in line with 1Q15, totaling R$2,196.

Sales Volume (%) - Steel
1,407
1,130
1,246
15%
4%
6%
13%
63%
14%
6%
7%
17%
57%
17%
6%
8%
17%
52%
1Q15
4Q15
1Q16
Domestic Market
LLC
Lusosider
Exports
SWT

Sales Volume by Product 1Q16
Domestic Market
4%
11%
27%
17%
41%
7%
13%
28%
19%
32%
6%
13%
30%
17%
34%
1Q15
4Q15
1Q16
Hot Rolled
Cold Rolled
Galvanized
Tin Plates
Long Steel UPV

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The parent company’s slab production totaled 835,000 tonnes in 1Q16, 16% and 25% down on 4Q15 and 1Q15, respectively. Flat rolled steel production came to 746,000 tonnes, 22% and 27% less than in 4Q15 and 1Q15, respectively.

Flat Steel Production (Parent Company)	1Q15	4Q15	1Q16	Change
(Thousand tonnes)				1Q16	x	4Q15	1Q16	x	1Q15
Total Slabs (UPV + Third Parties)	1,184	1,062	836	(21%)			(29%)
Crude Steel Production	1,115	998	835	(16%)			(25%)
Third Parties Slabs	69	64	0	-			-
Total Rolled Products	1,020	952	746	(22%)			(27%)

•         COGS came to R$2,300 million in 1Q16, a slight 1% increase over 4Q15.

•         The parent company’s production cost reached R$1,343 million in 1Q16, 19% down on 4Q15, chiefly due to the decrease in the consumption of imported raw material as a result of the extinguishing of blast furnace 2 and the startup of coke batteries, thus reducing the fuel rate, in addition to the lower electricity consumption and a downturn in maintenance expenses.

•         Slab production costs decreased 1.4%, to US$272/t from US$276/t in 4Q15. As a result, CSN maintained its position among those steel companies with the lowest slab costs in the world.

•         Adjusted EBITDA amounted to R$420 million in 1Q16, 89% up on the R$222 million recorded in 4Q15, accompanied by an increase of 6p.p. in the margin, which widened from 9%, in 4Q15, to 15%.

Mining

In 1Q16, the seaborne iron ore market was positively impacted by the greater availability of credit and the recovery of construction activities in China, led by investments in new real estate projects. The improvement in demand led to higher prices and healthier margins for the local steel producers, as well as encouraging the build-up of inventories. In addition, seasonal factors, such as higher rainfall in Australia and Brazil, as well as the rigorous Chinese winter, played an important role in reducing the iron ore supply base. As a result, iron ore prices moved up by 3.5% over the previous quarter, averaging US$48.30/dmt (Platts, 62% Fe, N. China).

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Results from CSN’s Mining Operations

•         In 1Q16, iron ore production totaled 7,326 thousand tonnes, 2% and 23% up on 4Q15 and 1Q15, respectively.

•         First-quarter iron ore purchases came to 617,000 tonnes, 58% down on 4Q15, but 7% up on 1Q15, chiefly due to the reduced availability of iron ore from small and medium-sized producers in this quarter.

•         Iron ore sales came to 8,295,000 tonnes1 in 1Q16, 11% and 21% up on 4Q15 and 1Q15, respectively, thanks to an improved sales performance in the domestic market. Almost 1,047,000 tonnes from Congonhas Minérios were sold to UPV.

Production Volume and Mining Sales	1Q15	4Q15	1Q16	Change
(thousand t)	1Q16	x	4Q15	1Q16	x	1Q15
Iron Ore Production¹	5,938	7,218	7,326	1%	23%
Third Parties Purchase	543	1,481	617	(58%)	14%
Total Production + Purchase	6,481	8,698	7,943	(9%)	23%

UPV Sale	1,428	1,257	1,047	(17%)	(27%)
Third Parties Sales Volume	5,442	6,202	7,248	17%	33%
Total Sales	6,870	7,459	8,295	11%	21%

•           Net revenue from mining operations totaled R$941 million in 1Q16, 4% down on 4Q15, but 43% more than in 1Q15. The quarter-on-quarter decline was due to the reduction in the FOB price, which did not occur in 1Q15. FOB unit revenue came to US$28/t in 1Q16, 23% less than in 4Q15.

•           In the first quarter, mining segment COGS came to R$749 million, 25% higher than in 4Q15 and 32% more than in 1Q15, due to the higher volume of iron ore sold in the quarter. The increase in COGS is mainly related to higher iron ore sold in the quarter. In 1Q16, Casa de Pedra recorded a Chinese delivery cash cost excluding depreciation of US$31.2/wmt, 6% down on 4Q15.

•          Adjusted EBITDA stood at R$283 million in 1Q16, 28% down on the R$392 million recorded in 4Q15, while the adjusted EBITDA margin narrowed by 13 p.p., from 43%, in 4Q15, to 30%.

1 Production and sales volumes include the 100% stake in NAMISA until November 2015 and the 100% interest in Congonhas in December 2015.

Casa de Pedra Iron Ore Cost Excluding Depreciation

(US$/wmt delivered to China)

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Logistics

According to the ANTT (National Ground Transport Agency), the Brazilian rail container transport concessionaires transported 897,000 tonnes in 2016, 1.3% down on 1Q15.

Results from CSN’s Logistic Operations

Railway Logistics: In 1Q16, net revenue came to R$303 million, generating EBITDA of R$121 million and an EBITDA margin of 40%

Port Logistics: In the first quarter, Sepetiba Tecon handled 143,000 tonnes of steel products, in addition to 13,000 tonnes of general cargo and approximately 39,000 containers handled. First-quarter net revenue stood at R$50 million, generating EBITDA of R$9 million, accompanied by an EBITDA margin of 19%.

Sepetiba TECON Highlights	1Q15	4Q15	1Q16	Change
				1Q16	x	4Q15	1Q16	X	1Q15
Containers Volume (thousand units)	39	39	39	-			-
Steel Products Volume (thousand t)	141	261	143	(45%)			2%
General Cargo Volume (thousand t)	73	3	13	333%			(82%)

Cement

According to the IBGE’s Monthly Industrial Survey (PIM-PF), Brazil’s cement production fell by 17.0% in 1Q16 over 1Q15, handling with the construction industry performance.

Preliminary figures from SNIC (the Cement Industry Association) indicate domestic cement sales of 13.9 million tonnes in 1Q16, 14.7% less than in the same quarter the year before.

Results of CSN’s Cement Operations

In 1Q16, cement sales amounted to 571,000 tonnes, 15% up on 4Q15, while net revenue came to R$114 million. EBITDA totaled R$8 million, accompanied by an EBITDA margin of 7%, due to the ramp-up of the new operations in Arcos, Minas Gerais.

Cement Highlights	1Q15	4Q15	1Q16	Change
(thousand t)				1Q16	x	4Q15	1Q16	x	1Q15
Total Production	493	564	531	(6%)			8%
Total Sales	525	496	571	15%			8%

Energy

According to the Energy Research Company (EPE), Brazilian electricity consumption totaled 121 TWh until March 2016, 4.2% less than the same period in 2015. Consumption in the industrial and residential segments fell by 7.5% and 2.5%, respectively, when the commercial segment decline 3.2%.

Results from CSN’s Energy Operations

In 1Q16, net revenue from energy operations totaled R$68 million, EBITDA stood at R$15 million and the EBITDA margin came to 23%.

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Capital Market

CSN’s shares appreciated by 78.8% in 1Q16, while the Ibovespa increased by 15.5% in the same period. Daily traded volume on the BM&FBovespa averaged R$41.1 million. On the New York Stock Exchange (NYSE), CSN’s American Depositary Receipts (ADRs) moved up by 101.9%, versus the Dow Jones’ 1.5% appreciation. On the NYSE, daily traded volume of CSN’s ADRs averaged US$2.7 million.

1Q16
Number of shares in thousand	1,387,524
Market Capitalization
Closing price (R$/share)	7.15
Closing price (US$/ADR)	1.97
Market Capitalization (R$ million)	9,921
Market Capitalization (US$ million)	2,733
Total return including dividends and interest on equity
CSNA3	78.8%
SID	101.9%
Ibovespa	15.5%
Dow Jones	1.5%
Volume
Average daily (thousand shares)	7,251
Average daily (R$ Thousand)	41,089
Average daily (thousand ADRs)	1,791
Average daily (US$ Thousand)	2,725

Source: Bloomberg

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SALES VOLUME CONSOLIDATED (thousand tonnes)

	1Q15	4Q15	1Q16	Change
				1Q16 x 4Q15	1Q16 x 1Q15
Flat Steel	847	599	611	12	(236)
Slabs	4	2	-	(2)	(4)
Hot Rolled	358	207	220	13	(138)
Cold Rolled	154	123	108	(15)	(46)
Galvanized	237	181	197	16	(40)
Tin Plates	94	86	85	(1)	(9)
Long Steel UPV	34	44	38	(6)	4
DOMESTIC MARKET	881	643	649	6	(232)

	1Q15	4Q15	1Q16	1Q16 x 4Q15	1Q16 x 1Q15
Flat Steel	314	333	381	48	67
Hot Rolled	57	51	59	8	2
Cold Rolled	62	51	27	(24)	(35)
Galvanized	166	188	265	77	99
Tin Plates	29	43	30	(13)	1
Long Steel (profiles)	212	154	216	62	4
FOREIGN MARKET	526	487	597	110	71

	1Q15	4Q15	1Q16	1Q16 x 4Q15	1Q16 x 1Q15
Flat Steel	1,161	933	992	59	(169)
Slabs	4	2	-	(2)	(4)
Hot Rolled	415	258	280	22	(135)
Cold Rolled	215	174	135	(39)	(80)
Galvanized	403	369	462	93	59
Tin Plates	124	129	115	(14)	(9)
Long Steel UPV	34	44	38	(6)	4
Long Steel (profiles)	212	154	216	62	4
TOTAL MARKET	1,407	1,130	1,246	116	(161)

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SALES VOLUME PARENT COMPANY (thousand tonnes)

	1Q15	4Q15	1Q16	Change
				1Q16 x 4Q15	1Q16 x 1Q15
Flat Steel	955	677	709	32	(246)
Slabs	4	2	-	(2)	(4)
Hot Rolled	399	236	244	8	(155)
Cold Rolled	175	145	124	(21)	(51)
Galvanized	279	205	253	48	(26)
Tin Plates	98	88	89	1	(9)
Long Steel UPV	34	44	38	(6)	4
DOMESTIC MARKET	989	721	747	26	(242)

	1Q15	4Q15	1Q16	1Q16 x 4Q15	1Q16 x 1Q15
Flat Steel	186	263	186	(77)	0
Hot Rolled	77	113	53	(60)	(24)
Cold Rolled	36	18	-	(18)	(36)
Galvanized	43	89	103	14	60
Tin Plates	29	43	30	(13)	1
Long Steel (profiles)	-	-	-	-	-
FOREIGN MARKET	186	263	186	(77)	0

	1Q15	4Q15	1Q16	1Q16 x 4Q15	1Q16 x 1Q15
Flat Steel	1,140	940	895	(45)	(245)
Slabs	4	2	-	(2)	(4)
Hot Rolled	476	349	297	(52)	(179)
Cold Rolled	211	163	124	(39)	(87)
Galvanized	322	294	356	62	34
Tin Plates	127	131	119	(12)	(8)
Long Steel UPV	34	44	38	(6)	4
Long Steel (profiles)	-	-	-	-	-
TOTAL MARKET	1,174	984	933	(51)	(241)

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                                                                                     (Expressed in thousands of Reais – R$, unless otherwise stated)

1.     DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional “CSN”, also referred to as the Company or Parent Company, is a publicly-held company incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries, joint ventures, joint operations and associates are collectively referred to herein as the "Group”). The Company’s registered office is located in São Paulo, SP, Brazil.

CSN is listed on the São Paulo Stock Exchange (BM&F BOVESPA) and on the New York Stock Exchange (NYSE). Accordingly, the Company reports its information to the Brazilian Securities Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

The Group's main operating activities are divided into five (5) operating segments as follows:

•       Steel:

The Company’s main industrial facility is the Presidente Vargas steelworks (“UPV”), located in the city of Volta Redonda, State of Rio de Janeiro. This segment consolidates the operations related to the production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel. In addition to the facilities in Brazil, CSN has operations in the United States, Portugal and Germany, all of them are in line with the plan to achieve new markets and perform excellent services for final consumers. Its steel has been used in home appliances, civil construction and automobile industries.

•       Mining:

The production of iron ore is developed in the city of Congonhas, State of Minas Gerais.

Iron ore is sold basically in the international market, especially in Europe and Asia. The prices charged in these markets are historically cyclical and subject to significant fluctuations over short periods of time, driven by several factors related to global demand, strategies adopted by the major steel producers, and the foreign exchange rate. All these factors are beyond the Company’s control. The ore transportation is accomplished by Terminal de Carvão e Minérios do Porto de Itaguai - TECAR, a solid bulk terminal, one of the four terminals that compose the Port of Itaguai, located in Rio de Janeiro. Imports of coal and coke are held through this terminal and directed to the steel industry of CSN.

From November 30, 2015 the Company has transferred its mining assets, together with its logistical infrastructure, which includes the mine Casa de Pedra and the right to operate the terminal TECAR, to its subsidiary CSN Mineração S.A. (“CSN Mineração”) (Former Congonhas Minérios S.A.). On the same date, started to control Nacional Minérios S.A. (NAMISA) through a business combination transaction.

The Company´s mining activities also comprises tin exploitation, which is based in the State of Rondônia, this facility is engaged to supply the needs of UPV, with the excess of these raw materials being sold to subsidiaries and third parties.

•       Cement:

CSN entered in the cement market boosted by the synergy between this new activity and its existing businesses. Next to the Presidente Vargas Steelworks (UPV) in Volta Redonda (RJ), it is installed a new business unit: CSN Cimentos, which produces CP-III type of cement by using slag produced by the UPV blast furnaces in Volta Redonda. It also explores limestone and dolomite at the Arcos unit, located in the State of Minas Gerais, to satisfy the needs of UPV as of the cement plant.

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•       Logistics

Railroads:

CSN has interests in three railroad companies: MRS Logística S.A., which manages the former Southeast Railway System of Rede Ferroviária Federal S.A (“RFFSA”)., Transnordestina Logística S.A. (“TLSA”) and FTL - Ferrovia Transnordestina Logística S.A. (“FTL”), which operate the former Northeast Railway System of RFFSA, in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, with TLSA being responsible for the rail links of Missão Velha-Salgueiro, Salgueiro-Trindade, Trindade-Eliseu Martins, Salgueiro-Porto de Suape and Missão Velha-Porto de Pecém (Railway System II) and FTL being responsible for the rail links of São Luiz-Mucuripe, Arrojado-Recife, Itabaiana-Cabedelo, Paula Cavalcante-Macau and Propriá-Jorge Lins (Railway System I).

Ports:

In the State of Rio de Janeiro, by means of its subsidiaries Sepetiba Tecon S.A. and CSN Mineração S.A., the Company operates the Container Terminal (Tecon) and the solid bulk terminal (Tecar), respectively, both located at the Itaguaí Port. Established in the harbor of Sepetiba, the mentioned port has a privileged highway, railroad and maritime access.

Tecon is responsible for the shipments of CSN´s steel products, movement and storage of containers, consolidation and deconsolidation of cargo; The Tecar´s port terminal is engaged to the iron ore shipment overseas and to the landing of coal, petroleum, coke, sulfur and zinc concentrate for our own operation and for third parties.

•       Energy:

Since the energy supply is fundamental in CSN´s production process, the Company owns and operates facilities to generate electric power for guaranteeing its self-sufficiency.

The “note 24 - Segment Information” details the financial information per each of CSN´s business segment.

•       Going Concern

The interim financial statements have been prepared based on the normal continuity of its business. Negotiations in progress to postpone part of the debts do not compromise the Company’s operating continuity (going concern), and the Management does not have any other relevant operational restructuring plan that implies a change to the conclusion of the operational continuity (going concern). Further disclosures on the bases for evaluating the operational continuity (going concern) were made in the disclosures of this subject included in the financial statements of December 31, 2016, approved by Management on the same date.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.a) Basis of preparation

The consolidated condensed interim financial statements have been prepared and are being presented in accordance with the International Accounting Standards (IAS 34 – Interim Financial Reporting) issued by the International Accounting Standards Board (IASB), which correlate in Brazil is the CPC 21 (R1) (Interim Financial Statements and Consolidated Interim Financial Statements) issued by the CPC (Accounting Pronouncements Committee) and approved by CVM (Brazilian Securities Commission). All the relevant information required in the financial statements and only these information, are being highlighted and correspond to those used for the Company's management.

The significant accounting policies applied in these condensed interim financial statements are consistent with the policies described in Note 2 to the Company's financial statements for the year ended December 31, 2015, filed with the CVM.

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These condensed interim financial statements do not include all requirements of annual or full financial statements and, accordingly, should be read together with the Company's financial statements for the year ended December 31, 2016, which restated the year ended December 31, 2015 as comparative information in the financial statements.

Therefore, in these condensed interim financial statements the following notes were not repeated, either due to redundancy or to relevance in relation to those already presented in the annual financial statements:

Note 2 - Summary of significant accounting policies

Note 3 – Business Combination

Note 10 – Investments

Note 18 – Provision for tax, social security, labor, civil, environmental risks and judicial deposits

Note 28 - Employee benefits

Note 30 – Commitments

The consolidated and parent company interim financial statements for the period ended March 31, 2016 were restated on November 14, 2016 and are being restated, for the second time, as detailed in note 2.e, under the approved by the Board of Directors on October 27, 2017.

2.b) Basis of presentation

The consolidated condensed interim financial statements are presented in Brazilian Reais (R$), which is the mainly Company’s functional currency and the Group’s presentation currency.

Transactions in foreign currencies are translated into the functional currency using the exchange rates in effect at the dates of the transactions or valuation on which items are remeasured. The asset and liability balances are translated at the exchange rate in effect at the end of the reporting period. As of March 31, 2016, US$1 is equivalent to R$3.5589 (R$3.9048 as of December 31, 2015), €1 is equivalent to R$4.0539 (R$4.2504 as of December 31, 2015), according to the rates obtained from Central Bank of Brazil website.

2.c) Basis of consolidation

The accounting practices were treated uniformly in all the consolidated companies. The consolidated condensed interim financial statements for the period ended March 31, 2016 and the year ended December 31, 2015 include the following direct and indirect subsidiaries and jointly controlled entities, as well as the exclusive funds as described below:

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•                     Companies

	Equity interests (%)
Companies	03/31/2016	12/31/2015	Core business

Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	100.00	100.00	Financial transactions
CSN Islands IX Corp.	100.00	100.00	Financial transactions
CSN Islands XI Corp.	100.00	100.00	Financial transactions
CSN Islands XII Corp.	100.00	100.00	Financial transactions
CSN Minerals S.L.U.	100.00	100.00	Equity interests
CSN Export Europe, S.L.U.	100.00	100.00	Financial transactions and Equity interests
CSN Metals S.L.U.	100.00	100.00	Equity interests and Financial transactions
CSN Americas S.L.U.	100.00	100.00	Equity interests and Financial transactions
CSN Steel S.L.U.	100.00	100.00	Equity interests and Financial transactions
TdBB S.A (*)	100.00	100.00	Equity interests
Sepetiba Tecon S.A.	99.99	99.99	Port services
Mineração Nacional S.A.	99.99	99.99	Mining and Equity interests
Companhia Florestal do Brasil	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	99.99	99.99	Tin Mining
Cia Metalic Nordeste	99.99	99.99	Manufacture of containers and distribution of steel products
Companhia Metalúrgica Prada	99.99	99.99	Manufacture of containers and distribution of steel products
CSN Gestão de Recursos Financeiros Ltda. (*)	99.99	99.99	Management of funds and securities portfolio
Congonhas Minérios S.A.	87.52	87.52	Mining and Equity interests
CSN Energia S.A.	99.99	99.99	Sale of electric power
FTL - Ferrovia Transnordestina Logística S.A.	89.79	89.79	Railroad logistics
Nordeste Logística S.A.	99.99	99.99	Port services

Indirect interest in subsidiaries: full consolidation
Companhia Siderúrgica Nacional LLC	100.00	100.00	Steel
CSN Europe Lda.	100.00	100.00	Financial transactions, product sales and Equity interests
CSN Ibéria Lda.	100.00	100.00	Financial transactions, product sales and Equity interests
Lusosider Projectos Siderúrgicos S.A.	99.94	99.94	Equity interests and product sales
Lusosider Aços Planos, S. A.	99.99	99.99	Steel and Equity interests
CSN Acquisitions, Ltd. (1)		100.00	Financial transactions and Equity interests
CSN Resources S.A.	100.00	100.00	Financial transactions and Equity interests
CSN Holdings (UK) Ltd (1)		100.00	Financial transactions and Equity interests
CSN Handel GmbH (2)	-	87.52	Financial transactions, product sales and Equity interests
Companhia Brasileira de Latas	100.00	100.00	Sale of cans and containers in general and Equity interests
Companhia de Embalagens Metálicas MMSA	99.67	99.67	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM	99.67	99.67	Production and sale of cans and related activities
CSN Steel Holdings 1, S.L.U.	100.00	100.00	Financial transactions, product sales and Equity interests
CSN Productos Siderúrgicos S.L.	100.00	100.00	Financial transactions, product sales and Equity interests
Stalhwerk Thüringen GmbH	100.00	100.00	Production and sale of long steel and related activities
CSN Steel Sections UK Limited (*)	100.00	100.00	Sale of long steel
CSN Steel Sections Polska Sp.Z.o.o	100.00	100.00	Financial transactions, product sales and Equity interests
CSN Asia Limited	100.00	100.00	Commercial representation
Namisa International Minérios SLU	87.52	87.52	Financial transactions, product sales and Equity interests
Namisa Europe, Unipessoal Lda.	87.52	87.52	Equity interests, product and iron ore sales
CSN Mining GmbH (3)	87.52	87.52	Financial transactions, product sales and Equity interests
Namisa Asia Limited	87.52	87.52	Commercial representation

Direct interest in joint operations: proportionate consolidation
Itá Energética S.A.	48.75	48.75	Electric power generation
CGPAR - Construção Pesada S.A.	50.00	50.00	Mining support services and Equity interests
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92	Electric power consortium

Direct interest in joint ventures: equity method
MRS Logística S.A.	18.64	18.64	Railroad transportation
Aceros Del Orinoco S.A.	31.82	31.82	Dormant company
CBSI - Companhia Brasileira de Serviços de Infraestrutura	50.00	50.00	Equity interests and product sales and iron ore
Transnordestina Logística S.A.	56.92	56.92	Railroad logistics

Indirect interest in joint ventures: equity method
MRS Logística S.A.	16.30	16.30	Railroad transportation

Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A.	20.00	20.00	Metallurgy and Equity interests

(*) They are Dormant Companies therefore they do not appear in the note 8.a, where is disclosed business information under the equity method.

(1) Company liquidated in January 2016;

(2) Company incorporated by CSN Mining Gmbh (subsidiary with indirect interest) on January 2016;

(3) New corporate name of Namisa Handel Gmbh, amended in February 2016;

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•                     Exclusive funds

	Equity interests (%)
Exclusive funds	03/31/2016	12/31/2015	Core business
Direct interest: full consolidation
Diplic - Private credit balanced mutual fund		100.00	Investment fund
Caixa Vértice - Private credit balanced mutual fund	100.00	100.00	Investment fund
BB Steel - Private credit balanced mutual fund	100.00	100.00	Investment fund
VR1 - Private credit balanced mutual fund	100.00	100.00	Investment fund

2.d) Restatement of accounting balances

• Forfaiting

Trough out the financial year 2015 the Company purchased raw materials from its suppliers located abroad through a foreign trade operation called Forfaiting, in which the financial institution makes the payment in cash to exporter by the net values of the securities (discount rate and other possible expenses already deducted), allowing the Company to finance imported goods by an yearly interest rate from 1.25% to 3.28%, maturing in 12 months.

• Drawee risk

During the financial year 2015 the Company carried out transactions denominated drawee risk, the transaction occurs when the financial institution engaged by the Company anticipates to suppliers the debt securities, so then subsequently receives from the Company on the maturity date those anticipated values

The Company reclassified the balances of forfaiting transactions and drawee risk with commercial suppliers originally presented in cash flow on March 2015, as follows:

a) Statements of cash flows at March 31, 2015

			Consolidated			Parent Company
			03/31/2015			03/31/2015
	As Originally Reported	Reclassifications	Statement of Cash Flow Adjusted	As Originally Reported	Reclassifications	Statement of Cash Flow Adjusted
Cash generated by operating activities
Profit (loss) for the year attributed to the controlling shareholders	392,056		392,056	392,056		392,056
Trade payables	(118,373)	97,541	(20,832)	(201,233)	97,541	(103,692)
Interest paid	(724,617)	(1,423)	(726,040)	(555,887)	(1,423)	(557,310)
Others	2,092,940		2,092,940	1,449,353		1,449,353
Net cash generated by operating activities	1,642,006	96,118	1,738,124	1,084,289	96,118	1,180,407

Net cash generated by investing activities	413,490		413,490	(420)		(420)

Cash generated by financing activities
Funding Forfaiting / Drawee risk		15,136	15,136		15,136	15,136
Payments Forfaiting/ Drawe risk		(111,254)	(111,254)		(111,254)	(111,254)
Others	(1,852,855)		(1,852,855)	(1,055,659)		(1,055,659)
Net cash used in financing activities	(1,852,855)	(96,118)	(1,948,973)	(1,055,659)	(96,118)	(1,151,777)

Exchange differences on cash and cash equivalents	182,123		182,123	49,459		49,459

Increase (Decrease) in cash and cash equivalents	384,764		384,764	77,669		77,669

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b) Statement of income and statement of comprehensive income at March 31, 2015

The Company has not restated the others statements of March 31, 2015 since the changes in those tables were not material.

2.e) Restatement of the Quarterly Financial Information for the three-month period ended March 31, 2016, previously restated on November 14,2016.

In addition to the detailed review of the business combination transaction explained in item (a) below, the Company’s management performed a thorough review of various components and transactions, including the studies that support the recognition and maintenance of the amounts of long-lived assets, such as investments in subsidiaries and associates, goodwill, property, plant and equipment and tax credits. As a result of this review, a long-lived asset whose realization depends on projections with observable assumptions was revalued and its expected realization was adjusted. Accordingly, the financial statements for the year ended December 31, 2015, originally dated March 28, 2016 and restated on November 14, 2016 due to adjustments in non-controlling interests, were restated for the second time as a result of the detailed review mentioned above, which resulted in material adjustments to the following items:

(a)   Business combination between CSN Mineração and NAMISA; and

(b)   Expected realization of income tax and social contribution tax credits.

We present below further details on the adjustments that led management to opt for the second restatement of the financial statements for the year ended December 31, 2015.

a.     Business Combination

The Company is restating the balances of the financial statements for the year ended December 31, 2015, as a result of a detailed review of all aspects of the business combination occurred on November 30, 2015, by which the Company’s mining activities were restructured and concentrated on a primary entity, CSN Mineração S.A. This review occurred after the first restatement, on November 14, 2016, of those financial statements resulting from a change in the interpretation of the gains attributed to owners and to non-controlling, as disclosed in note 2.a.b, of those financial statements.

Within this context, the Company identified errors in certain assumptions used in the fair value determination of the entities involved in the transaction, Nacional Minérios S.A. (NAMISA) and CSN Mineração, as well as in the accounting for the clause of the Investment Agreement signed in December 2014 that approached the treatment to be given to NAMISA’s assets excluded from the transaction, Fernandinho, Cayman and Pedras Pretas (“excluded assets”). As per that clause, Fernandinho, Cayman and Pedras Pretas assets included in the fair value determination of NAMISA shall be transferred directly to any entity other than CSN Mineração. By mistake, those assets were included within the net assets of NAMISA contributed to CSN Mineração and, in a subsequent act, were transferred from CSN Mineração to another entity, Minérios Nacional (current corporate name of Mineração Nacional S.A.). And finally, the review appointed to a change in the interpretation of the determination of the gain or loss in the pre-existing relationship between the acquirer and the acquiree entities as established in the accounting pronouncement CPC15/IFRS3.

The Company opted to restate the year ended December 31, 2015 as comparative information in the financial statements for the year ended December 31, 2016. Thus, the reasons that led the Company to restate the business combination performed in 2015 are described in detail in Note 2 (ab) to the financial statements for the year ended December 31, 2016, which are being approved on the same date

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b.     Estimated losses of deferred income tax and social contribution credits

The Company is restating the balances of deferred income tax and social contribution credits of its financial statements for the year ended December 31, 2015 after the technical review, during 2016, of the negative and positive aspects that supported their maintenance.   The main change in the decision for this restatement is the exclusion of the sale of certain non-core assets from the studies of recovery of credits, reducing the future taxable base of projections, and the higher weight attributed to the observable evidence of tax losses existing in the last years, according to the interpretation given by accounting standard IAS 12 / CPC 32. As established in the standard, in the case of existence of recent history of successive losses or losses alternated in several years, this becomes the primary evidence for assessing the maintenance or recording of tax credits to offset against future taxable profits, with the study of projections of these profits remaining as a source of secondary evidences and with lower weight in the assessment.

Thus, the Company elected to maintain in assets an amount of tax losses and negative basis of social contribution equivalent to 30% of the deferred income tax liability balance, an amount that will be used as the deferred tax liability becomes current income tax payable. With this, the total credits arising from temporary differences were accrued and maintained in inventory of credits in the Company’s tax books for future utilization. This system of maintenance of tax credits equivalent to 30% of the deferred income tax liability will remain until a new history of taxable profits is formed and the studies of projections of future profits become again primary evidences for the recording of tax credits, when the Company will recognize the temporary differences and higher amounts of tax losses and negative basis of social contribution losses that will be utilized to offset income tax payable arising from future taxable profits.

The adjustments in items (a) and (b) that generated the restatement of the financial statements for the year ended December 31, 2015, which consequently impacted the three-month period ended March 31, 2016 are detailed in the table below:

•         Balance Sheet

•   March 2016

			Consolidated			Parent Company
			03/31/2016			03/31/2016
	As Originally Reported	Reclassifications	Restated	As Originally Reported	Reclassifications	Restated
ASSETS
Current	13,697,372		13,697,372	7,950,527		7,950,527
Non- current	32,237,652	(1,281,234)	30,956,418	35,584,066	(981,933)	34,602,133
Long-term receivables	4,853,541	(3,199,630)	1,653,911	4,484,392	(3,199,630)	1,284,762
Investments	4,084,727	12	4,084,739	22,042,470	2,217,697	24,260,167
Property, Plant and Equipment	17,880,257	(45,373)	17,834,884	8,995,809		8,995,809
Intangible	5,419,127	1,963,757	7,382,884	61,395		61,395
TOTAL ASSETS	45,935,024	(1,281,234)	44,653,790	43,534,593	(981,933)	42,552,660

LIABILITIES
Current	4,819,168	(314,391)	4,504,777	4,016,450		4,016,450
Non-current	32,796,957	620,763	33,417,720	32,274,950	665,631	32,940,581
Shareholders ' equity	8,318,899	(1,587,606)	6,731,293	7,243,193	(1,647,564)	5,595,629
Commom Stock	4,540,000		4,540,000	4,540,000		4,540,000
Capital reserves	30		30	30		30
Earnings reserves	2,464,701	(2,464,701)		2,464,701	(2,464,701)
Accumulated losses	(836,690)	(315,715)	(1,152,405)	(836,690)	(315,715)	(1,152,405)
Compreensive income	1,075,152	1,132,852	2,208,004	1,075,152	1,132,852	2,208,004
Non-controling interest	1,075,706	59,958	1,135,664
TOTAL LIABILITIES + SHAREHOLDERS' EQUITY	45,935,024	(1,281,234)	44,653,790	43,534,593	(981,933)	42,552,660

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•         December 2015

			Consolidated			Parent Company
			12/31/2015			12/31/2015
	As Originally Reported	Reclassifications	Restated	As Originally Reported	Reclassifications	Restated
ASSETS
Current	16,430,691		16,430,691	8,842,440		8,842,440
Non-Current	32,219,283	(1,310,565)	30,908,718	36,763,086	(1,035,157)	35,727,929
Long - term receivables	4,890,948	(3,228,961)	1,661,987	4,510,431	(3,228,961)	1,281,470
Investments	3,998,227	12	3,998,239	23,323,565	2,193,804	25,517,369
Property,Plant and Equipment	17,871,599	(45,373)	17,826,226	8,866,348		8,866,348
Intangible	5,458,509	1,963,757	7,422,266	62,742		62,742
TOTAL ASSETS	48,649,974	(1,310,565)	47,339,409	45,605,526	(1,035,157)	44,570,369

LIABILITIES
Current	5,325,571	(243,372)	5,082,199	4,272,372		4,272,372
Non-current	34,588,740	577,182	35,165,922	33,668,407	666,081	34,334,488
Shareholders ' equity	8,735,663	(1,644,375)	7,091,288	7,664,747	(1,701,238)	5,963,509
Commom stock	4,540,000		4,540,000	4,540,000		4,540,000
Capital reserves	30		30	30		30
Earnings reserves	2,464,701	(2,464,701)		2,464,701	(2,464,701)
Compreensive income	660,016	1,130,677	1,790,693	660,016	1,130,677	1,790,693
Accumulated Losses		(367,214)	(367,214)		(367,214)	(367,214)
Non- controling Interest	1,070,916	56,863	1,127,779
TOTAL LIABILITIES + SHAREHOLDERS' EQUITY	48,649,974	(1,310,565)	47,339,409	45,605,526	(1,035,157)	44,570,369

•

Statement of Income

			Consolidated			Parent Company
			03/31/2016			03/31/2016
	As Originally Reported	Reclassifications	Restated	As Originally Reported	Reclassifications	Restated
Net Revenue	3,843,803	164,268	4,008,071	1,977,640		1,977,640
Cost of goods sold	(2,917,758)	(164,268)	(3,082,026)	(1,638,396)		(1,638,396)
Operating Income (expenses)	(692,113)		(692,113)	(878,674)	21,718	(856,956)
Selling Expenses	(450,421)		(450,421)	(168,633)		(168,633)
General and administrative expenses	(160,111)		(160,111)	(123,260)		(123,260)
Equity Results	44,979		44,979	(487,079)	21,718	(465,361)
Other operating income (expenses), net	(126,560)		(126,560)	(99,702)		(99,702)
Income before financial results	233,932		233,932	(539,430)	21,718	(517,712)
Financial result, net	(943,014)	46,075	(896,939)	(267,878)		(267,878)
Income before financial tax and social contribution	(709,082)	46,075	(663,007)	(807,308)	21,718	(785,590)
Income tax and social contribution	(122,210)	8,520	(113,690)	(29,382)	29,781	399
Net income for the year	(831,292)	54,595	(776,697)	(836,690)	51,499	(785,191)
Atributed to :
Controlling interest	(836,690)	51,499	(785,191)	(836,690)	51,499	(785,191)
Non-controlling interest	5,398	3,096	8,494
	(831,292)	54,595	(776,697)	(836,690)	51,499	(785,191)

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•         Statement of Value Added

			Consolidated			Parent Company
			03/31/2016			03/31/2016
	As Originally reported	Reclassifications	Restated	As Originally reported	Reclassifications	Restated
Revenues	4,382,180	164,268	4,546,448	2,447,647		2,447,647
Inputs acquired from third parties	(2,866,929)	(164,268)	(3,031,197)	(1,703,711)		(1,703,711)
Gross added value	1,515,251		1,515,251	743,936		743,936
Withholdings	(321,944)		(321,944)	(135,525)		(135,525)
Net added value	1,193,307		1,193,307	608,411		608,411
Added value received on transfer	(417,837)		(417,837)	(651,339)	21,718	(629,621)
Equity results	44,979		44,979	(487,079)	21,718	(465,361)
Others	(462,816)		(462,816)	(164,260)		(164,260)
VALUE ADDED TOTAL TO BE DISTRIBUTED	775,470		775,470	(42,928)	21,718	(21,210)

Staff and Charges	550,726		550,726	309,192		309,192
Taxes, fees and contributions	571,774	(8,518)	563,256	379,073	(29,781)	349,292
Remuneration of third - party capital	484,262	(46,077)	438,185	105,497		105,497
Remuneration of shareholders' equity	(831,292)	54,595	(776,697)	(836,690)	51,499	(785,191)
Profit/(Loss) for the year	(836,690)	51,499	(785,191)	(836,690)	51,499	(785,191)
Non-controlling interest	5,398	3,096	8,494
DISTRIBUTION OF VALUE ADDED	775,470		775,470	(42,928)	21,718	(21,210)

•         Statement of Changes in Equity

						Parent Company		Consolidated
						03/31/2016		03/31/2016
	Paid - in Capital	Capital reserve,granted options and treasury	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equit	Non-controlling interest	Shareholders' equity
As Originally Reported 03/31/2016	4,540,000	30	2,464,701	(836,690)	1,075,152	7,243,193	1,075,706	8,318,899
Reclassifications			(2,464,701)	(315,715)	1,132,852	(1,647,564)	59,958	(1,587,606)
Restated 03/31/2016	4,540,000	30		(1,152,405)	2,208,004	5,595,629	1,135,664	6,731,293

•         Statement of Cash Flows

The Company did not restate the balances of the December cash flow statement because the change had no material effect

3.     CASH AND CASH EQUIVALENTS

		Consolidated		Parent Company
	03/31/2016	12/31/2015	03/31/2016	12/31/2015
Current
Cash and cash equivalents
Cash and banks	666,948	434,014	26,453	37,003

Short-term investments
In Brazil:
Government securities	27,041	165,520		164,311
Private securities	273,750	945,420	189,093	570,284
	300,791	1,110,940	189,093	734,595
Abroad:
Time deposits	4,540,327	6,316,098	916,700	1,113,601
Total short-term investments	4,841,118	7,427,038	1,105,793	1,848,196
Cash and cash equivalents	5,508,066	7,861,052	1,132,246	1,885,199

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
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The funds available in the Group and parent company set up in Brazil are basically invested in investment funds, classified as exclusive and its financial statements were consolidated within CSN the financial statements, consolidated and parent company. The funds include repurchase agreements backed by private and public securities, with pre-fixed income, with immediate liquidity.

Private securities are short-term investments in Bank Deposit Certificates (CDBs) with yields pegged to the Interbank Deposit Certificate (CDI) fluctuation, and government securities are basically repurchase agreements backed by National Treasury Notes and National Treasury Bills. The funds are managed by BNY Mellon Serviços Financeiros S.A. DTVM , BB Gestão de Recursos DVTM and Caixa Econômica Federal and their assets collateralize possible losses on investments and transactions carried out. The investment in those funds was consolidated.

A significant part of the funds of the Company and its foreign subsidiaries is invested in time deposits in banks considered by the administration as top rated banks and the returns are based on fixed interest rates

4.     SHORT-TERM INVESTMENTS

		Consolidated		Parent Company
	3/31/2016	12/31/2015	3/31/2016	12/21/2015
Government securities (1)	797,006	763,599	787,068	763,599
	797,006	763,599	787,068	763,599

1.     Investment in Treasury Financial Letters (TFL)  managed by its exclusive funds that have been qualified as a margin deposits for future contracts traded at BM&F Bovespa and detailed in note 13 (b) and totaled R$ 764,132 (R$ 763,599 on December 31, 2015) and TFL’s for investments totaled R$32,874.

5.     TRADE RECEIVABLES

		Consolidated		Parent Company
	03/31/2016	12/31/2015	03/31/2016	12/31/2015
Trade receivables
Third parties
Domestic market	946,045	772,617	512,785	425,108
Foreign market	889,451	818,562	199,576	250,588
	1,835,496	1,591,179	712,361	675,696
Allowance for doubtful debts	(165,188)	(151,733)	(123,764)	(112,502)
	1,670,308	1,439,446	588,597	563,194
Related parties (Note 17 b)	75,241	61,366	1,064,915	1,140,172
	1,745,549	1,500,812	1,653,512	1,703,366

Other receivables
Dividends receivable (Note 17 b) (*)	27,623	27,817	747,033	737,668
Advances to employees	35,229	40,190	21,606	24,465
Other receivables	7,705	9,458	275	2,024
	70,557	77,465	768,914	764,157
	1,816,106	1,578,277	2,422,426	2,467,523

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(*) Refers mainly to dividends receivable from CSN Mineração S.A. totaling R$694,080.

In accordance with Group’ internal sales policy the Group performs operations relating to assignment of receivables without co-obligation in which, after assigning the customer’s trade notes/bills and receiving the amounts from each transaction closed, CSN settles the trade receivables and becomes entirely free of the credit risk on the transaction. This transaction totals R$299,737 as of March 31, 2016 (R$232,275 as of December 31, 2015), less the trade receivables.

The breakdown of gross trade receivables from third parties is as follows:

		Consolidated		Parent Company
	03/31/2016	12/31/2015	03/31/2016	12/31/2015
Current	1,339,503	1,049,033	428,160	423,801
Past-due up to 180 days	328,092	353,443	178,716	118,488
Past-due over 180 days	167,901	188,703	105,485	133,407
	1,835,496	1,591,179	712,361	675,696

The movements in the Group’s allowance for doubtful debts are as follows:

		Consolidated		Parent Company
	03/31/2016	12/31/2015	03/31/2016	12/31/2015
Opening balance	(151,733)	(127,223)	(112,502)	(93,536)
Estimated losses	(17,897)	(35,631)	(14,216)	(26,288)
Recovery of receivables	4,442	11,121	2,954	4,504
Incorporation of CSN Cimentos and Spin-off assets to Congonhas				2,818
Closing balance	(165,188)	(151,733)	(123,764)	(112,502)

6.     INVENTORIES

	Consolidated		Parent Company
	03/31/2016	12/31/2015	03/31/2016	12/31/2015
Finished goods	1,402,385	1,912,868	989,852	1,078,554
Work in progress	1,023,012	1,007,630	765,813	746,614
Raw materials	926,034	1,062,557	583,460	563,119
Spare Parts	973,667	962,078	516,295	489,816
Iron ore	256,229	95,461	15,411	6,912
Advances to suppliers	10,313	12,147	6,386	6,191
(-) Provision for losses	(96,808)	(111,427)	(42,940)	(40,462)
	4,494,832	4,941,314	2,834,277	2,850,744

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The movements in the provision for inventory losses are as follows:

		Consolidated		Parent Company
	03/31/2016	12/31/2015	03/31/2016	12/31/2015
Opening balance	(111,427)	(112,581)	(40,462)	(88,056)
Reversal / (losses) for slow - moving and obsolescence	14,619	1,154	(2,478)	15,835
Drop down of assets to Congonhas				31,759
Closing balance	(96,808)	(111,427)	(42,940)	(40,462)

7.     OTHER CURRENT AND NON-CURRENT ASSETS

The groups of other current and non-current assets are comprised as follows:

				Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	03/31/2016	12/31/2015	03/31/2016	12/31/2015	03/31/2016	12/31/2015	03/31/2016	12/31/2015
Judicial deposits (note 15)			324,444	328,542			253,720	263,046
Credits with the PGFN (1)			88,859	87,761			88,859	87,761
Recoverable taxes (2)	933,627	996,679	446,826	445,926	687,038	702,722	247,254	245,833
Prepaid expenses	82,669	119,456	22,707	28,119	49,284	19,440		4,500
Actuarial asset - related party (note 17 b)			107,622	114,433			107,468	112,660
Derivative financial instruments (note 12 I)		118,592
Exclusive funds (note 17b)						110,075
Securities held for trading (note 12 I)	10,861	10,778			10,728	10,659
Iron ore inventory (3)			144,499	144,499
Northeast Investment Fund – FINOR			10,888	10,888			8,452	8,452
Other receivables (note 12 I)			11,249	6,877			1,370	1,439
Loans with related parties (note 17b and 12 I)			386,128	373,214	464		248,401	239,930
Other receivables from related parties (note 17 b)	11,263	9,420	33,145	29,020	26,996	32,479	314,797	303,441
Others	42,942	31,524	14,680	14,642			14,441	14,408
	1,081,362	1,286,449	1,591,047	1,583,921	774,510	875,375	1,284,762	1,281,470

1.Refers to the excess of judicial deposit originated by the 2009 REFIS (Tax Debt Refinancing Program).
2. Refers mainly to taxes on revenue (PIS/COFINS) and State VAT (ICMS) recoverable and income tax and social contribution for offset.
3. Long-term iron ore inventories that will be used after the construction of the processing plant, which will produce pellet feed, expected to start operating in the second half of 2017.

8.     INVESTMENTS

The information related to the description of activities of subsidiaries, jointly controlled entities, associates and other investments did not have changes in relation to that disclosed in the Company's financial statements as of December 31, 2015 and, accordingly, the Company decided not to repeat it in the condensed interim financial statements as of March 31, 2016.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
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•       Reduce of financial leverage

With the primary objective of reducing the Company’s financial leverage, Management is committed to a plan to dispose of a set of assets, however, it is not possible to confirm that the sale within a period of 12 months is highly probable for any of the assets contemplated. The Company considers several sales scenarios that vary according to different macroeconomic and operational assumptions. In this context, the Company did not segregate and did not reclassify such assets in the financial statements as discontinued operations in accordance with CPC 31 (IFRS 5).

The sale of the subsidiary Metalic Nordeste, as mentioned in note 29 (subsequent events), is part of the Company's effort with the plan of assets disposal and demonstrates Management's commitment with this plan.

8.a) Direct equity interests in subsidiaries, joint ventures, joint operations, associates and other investments

								03/31/2016 (restated)				12/31/2015 (restated)	3/31/2015
Companies		Number of shares held by CSN in units		% Direct equity interest	Participation In				% Direct equity interest	Participation In
					Assets	Liabilities	Shareholders’ equity	Profit (loss) for period		Assets	Liabilities	Shareholders’ equity	Profit (loss) for period

		Common	Preferred
Investments under the equity
Subsidiaries
CSN Islands VII Corp.		20,001,000		100.00	7,184,904	7,405,377	(220,473)	(260,473)	100.00	7,877,792	7,837,793	39,999	535,768
CSN Islands IX Corp.		3,000,000		100.00	2,120		2,120	(209)	100.00	2,329		2,329	(3)
CSN Islands X Corp.	(1)												(13,313)
CSN Islands XI Corp.		50,000		100.00	2,763,610	2,690,617	72,993	51,002	100.00	3,179,151	3,157,160	21,991	1,129
CSN Islands XII Corp.		1,540		100.00	2,537,268	3,563,746	(1,026,478)	68,608	100.00	2,815,700	3,910,786	(1,095,086)	(163,227)
CSN Minerals S.L.U.		3,500		100.00	4,880,911	277	4,880,634	(278,036)	100.00	5,644,572	1,265	5,643,307	361,209
CSN Export Europe, S.L.U.		3,500		100.00	996,055	8,939	987,116	(111,855)	100.00	1,397,512	9,373	1,388,139	199,939
CSN Metals S.L.U.		16,504,020		100.00	1,116,163	6,265	1,109,898	(103,895)	100.00	1,220,413	6,620	1,213,793	175,297
CSN Americas S.L.U.		3,500		100.00	1,943,149	1,671	1,941,478	(118,682)	100.00	2,139,488	2,729	2,136,759	114,374
CSN Steel S.L.U.		22,042,688		100.00	2,800,667	1,748,748	1,051,919	175,046	100.00	2,819,140	1,856,618	962,522	(145,990)
Sepetiba Tecon S.A.		254,015,052		99.99	395,731	130,343	265,388	4,149	99.99	391,889	130,650	261,239	6,723
Mineração Nacional S.A.		65,020,211		99.99	74,199	19,827	54,372	(4,876)	99.99	73,880	14,632	59,248	25
Fair Value - Mineração	(2)						2,123,507					2,123,507
Estanho de Rondônia S.A.		108,655,326		99.99	33,088	13,772	19,316	(2,975)	99.99	32,028	20,565	11,463	(1,456)
Cia Metalic Nordeste		92,459,582		99.99	176,950	46,542	130,408	333	99.99	172,283	42,207	130,076	3,397
Companhia Metalúrgica Prada		313,651,399		99.99	758,147	568,898	189,249	(23,684)	99.99	734,570	521,637	212,933	(26,240)
CSN Cimentos S.A.	(3)												16,493
CSN Mineração S.A.	(4)	158,419,480		87.52	13,128,251	5,414,121	7,714,130	65,090	87.52	13,592,254	5,943,254	7,649,000	(2,274)
CSN Energia S.A.		43,149		99.99	71,419	18,968	52,451	6,241	99.99	87,316	27,471	59,845	7,913
FTL - Ferrovia Transnordestina Logística S.A.		353,190,644		89.79	513,512	184,330	329,182	(762)	89.79	513,711	183,767	329,944	(1,935)
Companhia Florestal do Brasil		35,454,849		99.99	32,239	476	31,763	(479)	99.99	32,242		32,242	(1)
Nordeste Logística		99,999		99.99	100		100		99.99	100		100
					39,408,483	21,822,917	19,709,073	(535,457)		42,726,370	23,666,527	21,183,350	1,067,828
Joint-venture and Joint-operation
Nacional Minérios S.A.	(3)												396,481
Itá Energética S.A.		253,606,846		48.75	294,923	44,530	250,393	2,289	48.75	302,956	17,470	285,486	932
MRS Logística S.A.		26,611,282	2,673,312	18.64	1,478,659	891,808	586,851	30,613	18.64	1,502,463	945,958	556,505	15,232
CBSI - Companhia Brasileira de Serviços de Infraestrutura		1,876,146		50.00	14,414	13,454	960	1,416	50.00	15,593	15,091	502	(1,975)
CGPAR - Construção Pesada S.A.		50,000		50.00	50,370	38,254	12,116	1,514	50.00	50,574	39,972	10,602	2,612
Transnordestina Logística S.A.		22,761,085	1,397,545	56.92	4,290,979	3,026,922	1,264,057	(6,987)	56.92	4,229,494	2,958,449	1,271,045	(7,569)
Fair Value allocated to TLSA in loss of control							659,105					659,105
					6,129,345	4,014,968	2,773,482	28,845		6,101,080	3,976,940	2,783,245	405,713
Associates
Arvedi Metalfer do Brasil		27,239,971		20.00	54,402	53,363	1,039		20.00	54,402	53,363	1,039	211
					54,402	53,363	1,039			54,402	53,363	1,039	211
Classified as available for sale (note 12 I)
Usiminas							482,426					450,073
Panatlântica							21,601					21,601
							504,027					471,674
Others investments
Profit on subsidiaries' inventory							(39,425)	42,617				(82,042)	(32,085)
Others							65,019	(1,366)				65,017	883
							25,594	41,251				(17,025)	(31,202)
Total investments							23,013,215	(465,361)				24,422,283	1,442,550

Classification of investments in the balance sheet
Investments in assets							24,260,167					25,517,369
Investments with negative equity							(1,246,952)					(1,095,086)
							23,013,215					24,422,283

(1) Company extinguished in 2015;

(2) Fair Value of mining rights and property, plant and equipment arising from the business combination;

(3) Company incorporated in 2015;

(4) Os montantes apresentados refletem ajustes off-book realizado na empresa CSN Minera

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The number of shares, the carrying amounts of assets, liabilities and shareholders’ equity, and the amounts of profit or loss for the period refer to the equity interests held by CSN in those companies.

8.b) Changes of investments balances in subsidiaries, joint ventures, joint operations, associates and other investments

		Consolidated	Parent Company
	03/31/2016 Restated	12/31/2015 Restated	03/31/2016 Restated	12/31/2015 Restated
Opening balance of investments	3,998,239	13,665,453	25,517,369	24,199,129
Opening balance of loss provisions			(1,095,086)	(1,088,559)
Investment balance of Namisa 11.30.15		(10,160,981)
Capital increase/acquisition of shares		3,575	10,828	490,842
Acquisition of 4.16% shares of Congonhas Minérios				2,732,605
Capital reduction		(466,758)		(546,796)
Dividends (1)	193	(54,464)	(824,726)	(3,985,128)
Comprehensive income (2)	32,443	(967,447)	(129,809)	(426,622)
Comprehensive income - Business Combination				2,943,244
Capital contribution – Transfer of excluded assets				(547,494)
Equity pickup (3)	53,864	1,192,034	(465,361)	5,604,950
Incorporation of subsidiary - CSN Cimentos				(1,061,005)
Transfer of shares - Namisa and MRS		786,812		(6,173,113)
Transfer of assets - Casa de Pedra and Tecar				156,723
Fair Value of assets - Mineração Nacional				2,123,507
Others		15
Closing balance of investments	4,084,739	3,998,239	24,260,167	25,517,369
Balance of provision for investments with negative equity			(1,246,952)	(1,095,086)
Total	4,084,739	3,998,239	23,013,215	24,422,283

1.In 2016 refers to the allocation of dividends from subsidiaries CSN Energia, Itá Energética, CSN Minerals and CSN Export.

2. Refers to the mark-to-market of investments classified as available for sale and translation to the reporting currency of the foreign investments (the functional currency of which is not the Brazilian Reais) and actuarial gain/loss reflecting the investments measured by equity method.

3.The table below shows the reconciliation of the equity in results of affiliated companies included on investment balance with the amount disclosed in the income statement and it is due to the elimination of the results of the CSN´s transactions with these companies:

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		Consolidated
	03/31/2016	03/31/2015
Equity income of affiliates and joint ventures
Nacional Minérios S.A.		396,481
MRS Logística S.A.	61,210	15,060
CBSI - Companhia Brasileira de Serviços de Infraestrutura	1,416	(1,976)
Transnordestina	(6,987)	(7,569)
Arvedi Metalfer do Brasil		1,268
Others	(1,775)
	53,864	403,264
Eliminations
To cost of sales	(13,462)	(7,919)
To net revenues		668
To taxes	4,577	2,465
Equity in results	44,979	398,478

8.c) Joint ventures and joint operations financial information

The balances of the balance sheets and income statements of joint venture and joint operation are presented as follows and refer to 100% of the companies´ profit/loss:

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					03/31/2016					12/31/2015
	Joint-Venture			Joint-Operation			Joint - Venture		Joint-Operation
Equity interest (%)	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	CGPAR	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	CGPAR
	34.94%	50.00%	56.92%	48.75%	50.00%	34.94%	50.00%	56.92%	48.75%	50.00%
Balance sheet
Current assets
Cash and cash equivalents	446,584	28	17,777	15,434	9,518	671,475	3,343	75,977	36,647	10,621
Advanced to suppliers	9,783	666	75,237	313	55	6,854	289		215	81
Other current assets	649,104	23,720	89,490	21,770	47,844	657,000	22,726	67,540	17,137	43,358
Total current assets	1,105,471	24,414	182,504	37,517	57,417	1,335,329	26,358	143,517	53,999	54,060
Non-current assets
Advanced to suppliers
Other non-current assets	674,019	168	256,272	41,647	15,698	533,897	139	280,718	32,880	13,087
Investments, PP&E and intangible assets	6,153,486	4,245	7,099,943	525,807	27,624	6,191,459	4,689	7,006,464	534,569	34,000
Total non-current assets	6,827,505	4,413	7,356,215	567,454	43,322	6,725,356	4,828	7,287,182	567,449	47,087
Total Assets	7,932,976	28,827	7,538,719	604,971	100,739	8,060,685	31,186	7,430,699	621,448	101,147

Current liabilities
Borrowings and financing	786,707		43,752		9,511	844,296		167,112		10,849
Other current liabilities	762,374	24,408	290,520	88,997	55,946	893,883	28,794	250,440	33,667	55,281
Total current liabilities	1,549,081	24,408	334,272	88,997	65,457	1,738,179	28,794	417,552	33,667	66,130
Non-current liabilities
Borrowings and financing	2,664,076		4,763,654		10,571	2,772,462		4,560,078		12,620
Other non-current liabilities	571,375	2,500	220,001	2,347	480	564,407	1,389	220,001	2,170	1,193
Total non-current liabilities	3,235,451	2,500	4,983,655	2,347	11,051	3,336,869	1,389	4,780,079	2,170	13,813
Shareholders’ equity	3,148,444	1,919	2,220,792	513,627	24,231	2,985,637	1,003	2,233,068	585,611	21,204
Total liabilities and shareholders’ equity	7,932,976	28,827	7,538,719	604,971	100,739	8,060,685	31,186	7,430,699	621,448	101,147

					01/01/2016 to 03/31/2016					01/01/2015 to 03/31/2015
	Joint-Venture			Joint-Operation		Joint - Venture			Joint-Operation
Equity interest (%)	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	CGPAR	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	CGPAR
	34.94%	50.00%	56.92%	48.75%	50.00%	27.27%	50.00%	62.64%	48.75%	50.00%
Statements of Income
Net revenue	749,218	33,017		42,466	32,013	699,080	34,664		37,212	60,280
Cost of sales and services	(514,726)	(27,601)		(23,016)	(23,245)	(485,159)	(36,015)		(22,531)	(46,456)
Gross profit	234,492	5,416		19,450	8,768	213,921	(1,351)		14,681	13,824
Operating (expenses) income	83,055	(2,250)	(7,656)	(12,895)	(3,696)	(66,892)	(2,318)	(8,281)	(12,063)	(5,037)
Finance income (costs), net	(65,690)	(334)	(4,620)	551	(281)	(59,282)	(281)	(3,802)	268	(495)
Income before income tax and social contribution	251,857	2,832	(12,276)	7,106	4,791	87,747	(3,950)	(12,083)	2,886	8,292
Current and deferred income tax and social contribution	(87,621)			(2,410)	(1,764)	(31,890)			(975)	(3,069)
Profit / (loss) for the period	164,236	2,832	(12,276)	4,696	3,027	55,857	(3,950)	(12,083)	1,911	5,223

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9.     PROPERTY, PLANT AND EQUIPMENT

							Consolidated
	Land	Buildings and Infrastructure	Machinery. equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31, 2014	216,458	2,432,450	10,499,676	36,633	2,243,967	194,956	15,624,140
Cost	216,458	3,021,437	16,791,750	167,410	2,243,967	414,276	22,855,298
Accumulated depreciation		(588,987)	(6,292,074)	(130,777)		(219,320)	(7,231,158)
Balance at December 31, 2014	216,458	2,432,450	10,499,676	36,633	2,243,967	194,956	15,624,140
Effect of foreign exchange differences	16,418	51,910	230,588	1,453	5,498	4,833	310,700
Acquisitions	1,841	9,710	242,656	3,292	1,914,732	10,355	2,182,586
Capitalized interest (notes 23 and 27)					166,366		166,366
Write-offs (note 22)			(2,507)	(49)	(3,827)	(83)	(6,466)
Depreciation		(103,387)	(1,005,848)	(6,214)		(11,573)	(1,127,022)
Transfers to other asset categories	22,623	95,524	880,652	81	(1,270,903)	272,023
Transfers to intangible assets					(1,852)		(1,852)
Business combination,fair value of assets acquired	6,199	208,757	229,906	3,534	146,734	66,591	661,721
Update of the ARO estimation						22,582	22,582
Others		(5,723)	(2,879)		(1,329)	3,402	(6,529)
Balance at December 31,2015 (restated)	263,539	2,689,241	11,072,244	38,730	3,199,386	563,086	17,826,226
Cost	263,539	3,429,573	18,601,088	182,830	3,199,386	811,080	26,487,496
Accumulated depreciation		(740,332)	(7,528,844)	(144,100)		(247,994)	(8,661,270)
Balance at December 31,2015 (restated)	263,539	2,689,241	11,072,244	38,730	3,199,386	563,086	17,826,226
Effect of foreign exchange differences	(3,242)	(10,389)	(44,919)	(226)	(2,264)	(1,496)	(62,536)
Acquisitions		89	22,785	237	289,441	17,280	329,832
Capitalized interest (notes 23 and 27)					57,661		57,661
Write-offs (note 22)			(6,178)	(2)		(6,786)	(12,966)
Depreciation		(27,946)	(268,969)	(1,496)		(9,201)	(307,612)
Transfers to other asset categories			58,831	42	(57,084)	(1,789)
Others			822		3,457		4,279
Balance at March 31,2016 (restated)	260,297	2,650,995	10,834,616	37,285	3,490,597	561,094	17,834,884
Cost	260,297	3,411,614	18,571,599	181,426	3,490,597	819,407	26,734,940
Accumulated depreciation		(760,619)	(7,736,983)	(144,141)		(258,313)	(8,900,056)
Balance at March 31,2016 (restated)	260,297	2,650,995	10,834,616	37,285	3,490,597	561,094	17,834,884

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
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							Parent Company
	Land	Buildings and Infrastructure	Machinery. equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31, 2014	110,181	1,786,572	8,882,070	29,036	2,118,097	183,338	13,109,294
Cost	110,181	2,003,303	13,877,027	136,041	2,118,097	301,835	18,546,484
Accumulated depreciation	-	(216,731)	(4,994,957)	(107,005)	-	(118,497)	(5,437,190)
Balance at December 31, 2014	110,181	1,786,572	8,882,070	29,036	2,118,097	183,338	13,109,294
Acquisitions		-	203,870	2,030	1,769,120	4,484	1,979,504
Incorporation of subsidiaries	1,400	214,879	175,298	561	13	4,713	396,864
Transfers of the assets related to Casa de Pedra and Tecar	(50,854)	(1,287,945)	(3,332,850)	(9,268)	(1,117,432)	(115,336)	(5,913,685)
Capitalized interest (notes 23 and 27)	-	-	-	-	160,777	-	160,777
Write-offs (note 22)	-	-	(91)	(14)	(3,827)	(58)	(3,990)
Depreciation	-	(57,055)	(782,928)	(4,680)	-	(10,486)	(855,149)
Transfers to other asset categories	22,623	218,343	959,632	14	(1,200,871)	259
Transfers to intangible assets	-	-	-	-	(624)	-	(624)
Others	-	(5,723)	(1,281)	-	(1,926)	2,287	(6,643)
Balance at December 31, 2015	83,350	869,071	6,103,720	17,679	1,723,327	69,201	8,866,348
Cost	83,350	1,025,848	10,677,122	118,301	1,723,327	159,914	13,787,862
Accumulated depreciation		(156,777)	(4,573,402)	(100,622)		(90,713)	(4,921,514)
Balance at December 31, 2015	83,350	869,071	6,103,720	17,679	1,723,327	69,201	8,866,348
Acquisitions			11,372	99	212,862	11,724	236,057
Capitalized interest (notes 23 and 27)					32,730		32,730
Write-offs (note 22)			(7)	(2)		(7,581)	(7,590)
Depreciation		(6,026)	(125,824)	(734)		(1,594)	(134,178)
Transfers to other asset categories			27,008		(27,008)
Others			(15)		2,456	1	2,442
Balance at March 31, 2016	83,350	863,045	6,016,254	17,042	1,944,367	71,751	8,995,809
Cost	83,350	1,025,846	10,715,489	117,997	1,944,367	170,778	14,057,827
Accumulated depreciation		(162,801)	(4,699,235)	(100,955)		(99,027)	(5,062,018)
Balance at March 31, 2016	83,350	863,045	6,016,254	17,042	1,944,367	71,751	8,995,809

(*) Refer basically to railway assets such as courtyards, tracks and leasehold improvements, vehicles, hardware, mines, ore deposits, and spare part inventories.

The breakdown of the projects comprising construction in progress is as follows:

						Consolidated
	Project description	Start date	Completion date		03/31/2016	12/31/2015
Logistics
	Current investments for maintenance of current operations.				43,784	35,457
					43,784	35,457
Mining
	Expansion of Casa de Pedra Mine capacity production.	2007	2016/2017	(1)	740,149	709,945
	Expansion of TECAR export capacity.	2009	2020	(2)	403,882	390,920
	Current investments for maintenance of current operations.				311,479	302,764
					1,455,510	1,403,629
Steel
	Equipment supply for use in the steel operation.	2008	2016		93,493	105,697
	Expansion of the service center/Mogi.	2013	2015/2016	(3)	15,022	14,950
	Current investments for maintenance of current operations.			(4)	453,514	375,579
					562,029	496,226
Cement
	Construction of cement plants.	2011	2020	(5)	1,420,913	1,254,897
	Current investments for maintenance of current operations.				8,361	9,177
					1,429,274	1,264,074
Total of Construction in progress					3,490,597	3,199,386

(1) Estimated completion date of the Central Plant Step 1;
(2) Estimated completion date of phase 60 Mtpa;
(3) Estimated completion date of Mogi Service Center;
(4) Refers substantially to the reforming of batteries for coke ovens;
(5) Estimated completion date of the unit Arcos / Minas Gerais.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
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The estimated useful lives are as follows, in years:

		Consolidated		Parent Company
	03/31/2016	12/31/2015	03/31/2016	12/31/2015
Buildings	43	43	43	43
Machinery, equipment and facilities	18	18	18	18
Furniture and fixtures	11	11	11	11
Others	14	14	11	11

9.a) Depreciation and amortization expense:

Additions to depreciation, amortization and depletion for the period were distributed as follows:

		Consolidated		Parent Company
	03/31/2016	03/31/2015	03/31/2016	03/31/2015
Production costs	303,911	258,876	131,468	202,412
Sales expenses	2,274	2,300	1,810	1,778
General and Administrative Expenses	3,651	3,322	2,247	2,139
	309,836	264,498	135,525	206,329
Other operating expenses (*)	12,108	9,004
	321,944	273,502	135,525	206,329

(*) Refers to the depreciation of unused equipment and amortization of intangible assets, see note 22.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
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10.   INTANGIBLE ASSETS

The information related to intangible assets did not have relevant changes in relation to that disclosed in the Company's financial statements as of December 31, 2015 and, accordingly, the Company decided not to repeat it in the condensed interim financial statements as of March 31, 2016.

							Consolidated			Parent Company
	Goodwill	Customer relationships	Software	Trademarks and patents	Rigths and licenses (*)	Others	Total	Goodwill	Software	Total
Balance at December 31, 2014	407,434	347,115	79,867	109,052		185	943,653	13,091		13,091
Cost	666,768	415,964	153,080	109,052		185	1,345,049	14,135	110,241	124,376
Accumulated amortization	(150,004)	(68,849)	(73,213)				(292,066)	(1,044)	(34,416)	(35,460)
Adjustment for accumulated recoverable value	(109,330)					-	(109,330)	-		-
Balance at December 31, 2014	407,434	347,115	79,867	109,052		185	943,653	13,091	75,825	88,916
Effect of foreign exchange differences		104,136	192	34,584		60	138,972
Acquisitions and expenditures			1,234		77	150	1,461
Incorporation of subsidiary - CSN Cimentos									706	706
Transfers of the assets related to Casa de Pedra and Tecar									(18,912)	(18,912)
Business combination, fair value of assets and goodwill	3,196,588	1,420	3,437		3,184,701		6,386,146		-
Transfer of property, plant and equipment	-		930		922		1,852		624	624
Amortization	-	(39,395)	(10,423)				(49,818)		(8,592)	(8,592)
Balance at December 31,2015 (restated)	3,604,022	413,276	75,237	143,636	3,185,700	395	7,422,266	13,091	49,651	62,742
Cost	3,974,128	549,302	173,154	143,636	3,185,700	395	8,026,315	14,135	84,552	98,687
Accumulated amortization	(260,776)	(136,026)	(97,917)				(494,719)	(1,044)	(34,901)	(35,945)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at December 31,2015 (restated)	3,604,022	413,276	75,237	143,636	3,185,700	395	7,422,266	13,091	49,651	62,742
Effect of foreign exchange differences		(18,361)	(37)	(6,640)		(18)	(25,056)
Acquisitions and expenditures			6				6
Amortization		(11,491)	(2,841)				(14,332)		(1,347)	(1,347)
Balance at March 31,2016 (restated)	3,604,022	383,424	72,365	136,996	3,185,700	377	7,382,884	13,091	48,304	61,395
Cost	3,974,128	524,084	170,930	136,996	3,185,700	377	7,992,215	14,135	84,552	98,687
Accumulated amortization	(260,776)	(140,660)	(98,565)				(500,001)	(1,044)	(36,248)	(37,292)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at March 31,2016 (restated)	3,604,022	383,424	72,365	136,996	3,185,700	377	7,382,884	13,091	48,304	61,395

The estimated useful lives for the current year are as follows, in years:

		Consolidated		Parent Company
	03/31/2016	12/31/2015	03/31/2016	12/31/2015
Software	8	8	8	8
Customer relationships	13	13

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
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11.   BORROWINGS, FINANCING AND DEBENTURES

As of March 31, 2016 the balances of borrowings, financing and debentures, which are carried at amortized cost, are as follows:

					Consolidated				Parent Company
	Rates p.a. (%)	Current liabilities		Non-current liabilities		Current liabilities		Non-current liabilities
		03/31/2016	12/31/2015	03/31/2016	12/31/2015	03/31/2016	12/31/2015	03/31/2016	12/31/2015
FOREIGN CURRENCY
Prepayment (*)	1% to 3.5%	258,084	207,657	2,299,050	2,633,137	258,084	207,657	2,299,049	2,633,137
Prepayment (*)	3.51% to 8%	294,991	286,487	3,125,900	3,429,716	346,027	372,474	8,451,354	9,272,766
Perpetual bonds	7%	4,844	5,315	3,558,900	3,904,800
Fixed rate notes (*)	4.14% to 10%	49,305	175,768	6,038,019	6,910,992	78,243	32,402	3,697,023	4,056,347
Intercompany (*)	Libor 6M to 3%					1,157,877	1,261,861	1,948,391	2,137,040
Forfaiting (**)	Libor + Spread	264,739	288,772			264,739	288,772
Others	1.2% to 8%	104,315	115,594	305,784	425,635
		976,278	1,079,593	15,327,653	17,304,280	2,104,970	2,163,166	16,395,817	18,099,290
LOCAL CURRENCY
BNDES/FINAME	1.3% + TJLP and Fixed 2.5% to 6% + 1.5%	63,099	55,435	1,016,389	1,018,189	36,118	27,847	933,138	928,622
Debentures	110.8% to 113.7% CDI	133,290	60,670	1,653,333	1,750,000	133,290	60,670	1,653,333	1,750,000
Prepayment (*)	109.5% to 116.5% CDI and fixed rate of 8%	185,725	522,418	5,460,000	5,200,000	115,780	473,139	3,460,000	3,200,000
CCB	112.5% and 113% CDI	88,538	92,976	7,200,000	7,200,000	88,538	92,976	7,200,000	7,200,000
Intercompany (*)	110.79% CDI					40,623
Drawee risk (**)		39,221	84,063			39,221	84,063
Others			6,229		12,107
		509,873	821,791	15,329,722	15,180,296	453,570	738,695	13,246,471	13,078,622
Total borrowings and financing		1,486,151	1,901,384	30,657,375	32,484,576	2,558,540	2,901,861	29,642,288	31,177,912
Transaction costs and issue premiums		(26,374)	(26,703)	(96,318)	(76,742)	(21,727)	(22,788)	(89,365)	(68,895)
Total borrowings and financing + transaction costs		1,459,777	1,874,681	30,561,057	32,407,834	2,536,813	2,879,073	29,552,923	31,109,017

(*) The total balances of Prepayment, Fixed Rate Notes and Intercompany Bonds with related parties from Parent Company totaled R$12,298,646 as of March 31, 2016 (R$13,416,687 as of December 31, 2015), see note 17b.

(**) The balances of forfaiting and drawee risk operations totaled R$303,960 at March 31, 2016 (R$372,835 at December 31, 2015).

•       Maturities of borrowings, financing and debentures presented in non-current liabilities

As of March 31, 2016, the breakdown of principal plus interest of long-term liabilities as borrowings, financing and debentures by its maturity date is presented as follows:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
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		Consolidated	Parent Company
2017	1,240,173	4%	2,963,632	10%
2018	5,691,969	19%	4,852,103	16%
2019	7,295,446	24%	5,555,468	19%
2020	7,952,690	26%	4,886,901	16%
2021	2,264,963	7%	2,933,977	10%
After 2021	2,653,234	9%	8,450,207	29%
Perpetual bonds	3,558,900	11%
	30,657,375	100%	29,642,288	100%

•       Amortization and new borrowings, financing and debentures

The table below shows the new funding transactions and redemption during the year:

		Consolidated		Parent Company
	03/31/2016	12/31/2015	03/31/2016	12/31/2015
Opening balance	34,282,515	30,354,058	33,988,090	29,560,826
Funding transactions		978,206	40,239	2,694,533
Forfaiting funding / Drawee Risk	76,338	924,706	76,338	924,706
Repayment	(215,756)	(2,850,077)	(100,410)	(1,542,921)
Payments – Forfaiting / Drawee Risk	(121,180)	(1,146,306)	(121,180)	(1,146,306)
Payment of charges	(932,279)	(2,957,762)	(671,713)	(2,656,208)
Payment of charges - Forfaiting/Drawee Risk		(7,064)		(7,064)
Provision of charges	803,347	3,052,164	661,722	2,996,662
Provision of charges - Forfaiting / Drawee Risk	1,961	2,032	1,961	2,032
Other (1)	(1,874,112)	5,932,558	(1,785,311)	3,161,830
Closing balance	32,020,834	34,282,515	32,089,736	33,988,090

1. Includes interests, unrealized foreign exchange and monetary gains and losses.

In first quarter of 2016, the Group amortized loans as shown below:

•       Amortization

		Consolidated
Transaction	Principal	Charges
Fixed Rate Notes	105,178	329,767
Debentures		88,118
Bank Credit Bill		268,831
Export Credit Note	65,000	211,380
Pre - Export Payment	34,032	25,114
BNDES/FINAME	8,517	8,310
Others	3,029	759
Total	215,756	932,279

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
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12.   FINANCIAL INSTRUMENTS

The information related to financial instruments did not have significant changes compared to what was disclosed in Company's financial statements as of December 31, 2015 and, accordingly, the Company decided not to repeat it fully in the condensed interim financial statements as of March 31, 2016.

I - Identification and measurement of financial instruments

The Company enters into transactions involving various financial instruments, mainly cash and cash equivalents, including short-term investments, marketable securities, trade receivables, trade payables, and borrowings and financing. The Company also enters into derivative transactions, especially exchange and interest rate swaps.

Classification of financial instruments

Consolidated						03/31/2016					12/31/2015
	Notes	Available for sale	Fair value through profit or loss	Loans and receivables	Other liabilities amortized cost method	Balances	Available for sale	Fair value through profit or loss	Loans and receivables	Other liabilities amortized cost method	Balances

Assets
Current
Cash and cash equivalents	3			5,508,066		5,508,066			7,861,052		7,861,052
Short-term investments - margin deposit (*)	4			797,006		797,006			763,599		763,599
Trade receivables	5			1,745,549		1,745,549			1,500,812		1,500,812
Derivative financial instruments	7							118,592			118,592
Trading securities	7		10,861			10,861		10,778			10,778
Dividends receivable					27,623	27,623				27,817	10,778
Total			10,861	8,050,621	27,623	8,089,105		129,370	10,125,463	27,817	10,265,611

Non-current
Other trade receivables	7			11,249		11,249			6,877		6,877
Investments	8	504,027		-		504,027	471,674				471,674
Loans - related parties	7			386,128		386,128			81,756		373,214
Total		504,027		397,377		901,404	471,674		380,091		851,765

Total assets		504,027	10,861	8,447,998	27,623	8,990,509	471,674	129,370	10,505,554		11,106,598

Liabilities
Current
Borrowings and financing	11				1,486,151	1,486,151				1,901,384	1,901,384
Derivative financial instruments	12		40,027			40,027		26,257		-	26,257
Trade payables					1,235,417	1,235,417				1,293,008	1,293,008
Dividends and interest on capital					464,793	464,793				464,982	464,982
Total			40,027		3,186,361	3,226,388		26,257		3,659,374	3,685,631

Non-current
Borrowings and financing	11				30,657,375	30,657,375				32,484,576	32,484,576
Total					30,657,375	30,657,375				32,484,576	32,484,576

Total liabilities			40,027		33,843,736	33,883,763		26,257		36,143,950	36,170,207

(*) Short-term investments as collateral with foreign exchange transactions on the BM&F(derivatives)

•           Fair value measurement

The following table shows the financial instruments recognized at fair value through profit or loss using a valuation method:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
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Consolidated			03/31/2016			12/31/2015
	Level 1	Level 2	Balances	Level 1	Level 2	Balances
Assets
Current
Financial assets at fair value through profit or loss
Derivative financial instruments					118,592	118,592
Trading securities	10,861		10,861	10,778		10,778
Non-current
Available-for-sale financial assets
Investments	504,027		504,027	471,674		471,674
Total assets	514,888		514,888	482,452	118,592	601,044

Liabilities
Current
Financial liabilities at fair value through profit or loss
Derivative financial instruments		40,027	40,027		26,257	26,257
Total liabilities		40,027	40,027		26,257	26,257

II – Investments in financial instruments classified as available-for-sale and measured at fair value through OCI

The Company has investments in common (USIM3) and preferred (USIM5) shares of Usiminas (“Usiminas Shares”), designated as available-for-sale financial assets. The Company adopts this designation because the nature of the investment is not comprised in any other categories of financial instruments (loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss). The asset is classified as a non-current asset in line item “investments” and is carried at fair value based on the quoted price on the stock exchange (BM&FBOVESPA). According to the Company's policy, the gains and losses arising from changes in the price of shares are recorded directly in equity, as other comprehensive income.

As of March 31, 2016, there was no impairment recorded and the gain from the change in share price of the period was recorded in other comprehensive income (as of March 31, 2015, the impairment recorded amounted to R$ 8,417):

Class of shares	Quantity	03/31/2016		12/31/2015		Variation in the quarter
		Share price	Carrying Amount	Share price	Carrying Amount	Share price	Variation in the carrying amount
Common	71,390,300	4.09	291,986	4.02	286,989	0.07	4,997
Preferred	105,215,700	1.81	190,440	1.55	163,084	0.26	27,356
	176,606,000		482,426		450,073		32,353

As of March 31, 2016, the Company's shareholding equity in USIMINAS was 14.13% in the common shares and 20.69% in preferred shares.

As of March 31, 2016 the carrying amount recorded in other comprehensive income for investments available for sale is R$32,280 (R$ (73) as of December 31, 2015).

III - Financial risk management

As of March 31, 2016, there were no changes in the financial risk management policies in relation to those disclosed in the Company's financial statements for the year ended December 31, 2015.

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12.a) Foreign exchange and interest rate risks

•           Exchange rate risk

The exchange rate risk arises from the existence of assets and liabilities generated in US dollars or Euros is called natural currency exposure. Net exposure is the result of offsetting the natural currency exposure by hedging instruments adopted by CSN.

The consolidated net exposure as of March 31, 2016 is as follows:

		03/31/2016
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in €’000)
Cash and cash equivalents overseas	1,288,486	55,745
Trade receivables	314,526	10,029
Other assets	6,514	21,537
Total assets	1,609,526	87,311
Borrowings and financing	(4,465,939)	(96,641)
Trade payables	(7,435)	(6,301)
Other liabilities	(5,896)	(70,168)
Total liabilities	(4,479,270)	(173,110)
Foreign exchange exposure	(2,869,744)	(85,799)
Notional amount of derivatives contracted, net	1,435,000
Cash flow hedge accounting	1,549,333
Net Investment hedge accounting		96,000
Net foreign exchange exposure	114,589	10,201
Bonds Perpétuos	1,000,000
Net currency exposure excluding perpetual Bonds	1,114,589	10,201

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•           Interest rate risk

Risk arises from short and long term liabilities with fixed or post fixed interest rates and inflation rates.

Item 12 b) shows the derivatives and hedging strategies to protect exchange and interest rates risks.

12.b) Hedging instruments: derivatives and hedge accounting

CSN uses several instruments for protection of foreign currency risk and interest rate risk, as shown in the following topics:

•       Portfolio of derivative financial instruments

						03/31/2016				12/31/2015	03/31/2016
				Appreciation (R$)		Fair value (market)		Appreciation (R$)		Fair value (market)	Impact on finance income (cost) in 2016
Counterparties	Maturity	Functional Currency	Notional amount	Asset position	Liability position	Amounts receivable / (payable)	Notional amount	Asset position	Liability position	Amounts receivable / (payable)
BM&FBovespa	05/02/2016	Dollar	1,435,000		(39,164)	(39,164)	1,435,000	110,075		110,075	(681,176)
Total forward dollar			1,435,000		(39,164)	(39,164)	1,435,000	110,075		110,075	(681,176)

BBVA		Dollar					39,450	154,017	(147,674)	6,343	(5,339)
BNPP	04/08/2016 to 06/02/2016	Dollar	36,550	130,145	(131,008)	(863)	18,700	73,007	(71,703)	1,304	(2,167)
Total dollar-to-euro swap			36,550	130,145	(131,008)	(863)	58,150	227,024	(219,377)	7,647	(7,506)

Itaú BBA		Real					150,000	189,760	(200,680)	(10,920)	(137)
HSBC		Real					185,000	233,125	(247,710)	(14,585)	(153)
Deutsche Bank		Real					10,000	12,579	(13,331)	(752)	(9)
Total Fixed rate-to-CDI interest rate swap							345,000	435,464	(461,721)	(26,257)	(299)

Itaú BBA		Real					30,000	33,396	(33,232)	164	(14)
HSBC		Real					120,000	133,508	(132,802)	706	(49)
Total interest rate- to-CDI swap							150,000	166,904	(166,034)	870	(63)

				130,145	(170,172)	(40,027)		939,467	(847,132)	92,335	(689,044)

During April 2016 the Company reassessed its hedging strategy to adapt it to the foreign exchange exposure of future payments and receipts to the US dollar. As a result, there was a readjustment of the volume in the portfolio of derivative financial instruments and of future dollar. In this context, the Company decided not to renew the future dollar operations that matured on May 2, 2016.

•         Classification of the derivatives in the balance sheet and statement of income

							03/31/2016
Instruments	Assets			Liabilities			Finance income (expenses), net (Note 23)
	Current	Non-current	Total	Current	Non-current	Total
Future Dollar BM&F				39,164		39,164	(681,176)
Dollar - to- euro swap				863		863	(7,506)
Fixed rate- to- CDI swap (*)							(299)
CDI -to- fixed rate swap (*)							(63)
				40,027		40,027	(689,044)

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						12/31/2015	03/31/2015
Instruments	Assets			Liabilities			Finance income (expenses), net (Note 23)
	Current	Non-current	Total	Current	Non-current	Total
Dollar - to-CDI swap							(18)
Dollar- to- real NDF							436,600
Future Dollar BM&F	110,075		110,075
Dollar- to- euro NDF							33,454
Dollar - to- euro swap	7,647		7,647				12,568
Fixed rate- to- CDI swap				26,257		26,257	(1,479)
CDI -to- fixed rate swap	870		870				354
	118,592		118,592	26,257		26,257	481,479

(*) The positions of swap transactions were settled in February and March 2016.

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•       Hedge accounting – cash flow

Beginning November 1, 2014, the Company formally designated cash flow hedging relationships to protect highly probable future cash flows against US dollar fluctuations.

In order to better reflect the accounting impacts of this foreign exchange hedging strategy on its profit, CSN designated part of its US dollar-denominated liabilities as a hedging instrument of its future exports. As a result, foreign exchange differences arising on translating the designated liabilities has been temporarily recognized in shareholders’ equity and allocated to profit or loss when such exports are carried out, which will allow recognizing the US dollar impact on liabilities and exports concurrently.

The table below shows a summary of the hedging relationships as of March 31, 2016:

									03/31/2016
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Hedged period	Exchange rate on designation	Designated amounts (US$’000)	Amortizated part (USD'000)	Impact on finance income (cost) (*)	Impact on shareholders’ equity
3/11/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2016- September 2019	2.4442	500,000			(557,350)
12/01/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2015- February 2019	2.5601	175,000	(16,667)	(12,697)	(158,144)
12/18/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	May 2020	2.6781	100,000			(88,085)
07/21/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2019 - March 2021	3.1813	60,000			(22,656)
07/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2019 - March 2021	3.2850	100,000			(27,390)
07/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.2850	30,000			(8,217)
07/24/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3254	100,000			(23,350)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3557	25,000			(5,080)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3557	70,000			(14,224)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3557	30,000			(6,096)
07/28/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3815	30,000			(5,322)
08/01/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	(1)	3.3940	(9,000)			1,484
08/03/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3940	355,000			(58,539)
Total						1,566,000	(16,667)	(12,697)	(972,969)

(*) The effect on the financial result was recorded in net foreign exchange rates.

(1) During the designation on August 2015, we reviewed the future export projections and identified that the amount of US$ 9 million designated previously were not highly probable due to Platt’s quotation reduction. Therefore, the hedge relationship was discontinued from August 2015. The exchange rate of the effective period remains recorded in Stockholders' Equity until the time of debt settlement.

In the hedging relationships described above, the amounts of the debt instruments were fully designated for equivalent iron ore export portions.

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The movements in the hedge accounting amounts recognized in shareholders’ equity as of March 31, 2016 are as follows:

	12/31/2015	Movement	Realization	03/31/2016
Cash flow hedge accounting	1,520,089	(534,423)	(12,697)	972,969
Income tax and social contribution on cash flow hedge accounting	(516,831)	181,704		(335,127)
Not recorded Income tax and social contribution on cash flow hedge accounting	516,831	(181,704)		335,127
Fair value of cash flow hedge, net of taxes	1,520,089	(534,423)	(12,697)	972,969

As of March 31, 2016 the hedging relationships established by the Company were effective, according to the prospective tests conducted. Thus, no reversal for hedge accounting ineffectiveness was recognized.

•       Net investment hedge in foreign subsidiaries

CSN has foreign exchange exposure in Euros arising from a loan made by a foreign subsidiary with functional currency in Reais, for the acquisition of investments abroad whose functional currency is Euro. Such exposure arises from converting the balance sheets of these subsidiaries for consolidation in CSN, and the exchange rate of the loans affected the income statement in the financial result item and the exchange variation of the net assets of the foreign operation directly affected the equity in other comprehensive income.

As from September 1st, 2015 CSN began to adopt hedge of net investment to eliminate exposure in order to cover future fluctuations of the Euro on such loans. Non-derivative financial liabilities have been designated represented by loan agreements with financial institutions in the amount of € 120 million. The carrying amounts as of March 31, 2016 are:

						03/31/2016
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Exchange rate on designation	Designated amounts (EUR'000)	Impact on shareholders' equity
09/01/2015	Non-derivative financial liabilities in EUR – Debt contract	Investments in subsidiaries which EUR is the functional currency	Foreign exchange - R$ vs. EUR spot rate	4,0825	120,000	(1,284)
01/31/2016	Non-derivative financial liabilities in EUR – Debt contract	Investments in subsidiaries which EUR is the functional currency	Foreign exchange - R$ vs. EUR spot rate	(1)	(24,000)
Total					96,000	(1,284)

(1) In January 2016 it was settled the portion of debt designated as a hedge instrument.

Changes in amounts related to net investment hedge as of March 31, 2016 are presented below:

	12/31/2015	Movement	Realization	03/31/2016
Net Investment hedge accounting	20,148	(18,864)		1,284
Fair value of net investment hedge in foreign operations	20,148	(18,864)		1,284

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On March 31, 2016 hedge relationships established by the Company found to be effective, according to prospective tests. Therefore, no reversal by ineffectiveness of the hedge was recorded.

12.c) Sensitivity analysis

 We present below the sensitivity analysis for currency risk and interest rate.

•       Sensitivity analysis of Derivative Financial Instruments and consolidated Foreign Exchange Exposure

The Company considered scenarios 1 and 2 as 25% and 50% of deterioration for volatility of the currency, using as reference the closing exchange rate as of March 31, 2016.

The currencies used in the sensitivity analysis and its scenarios are shown below:

				03/31/2016
Currency	Exchange rate	Probable scenario	Scenario 1	Scenario 2
USD	3,5589	3,1412	4,4486	5,3384
EUR	4,0539	3,7230	5,0674	6,0809
USD x EUR	1,1385	1,1867	1,4231	1,7078

The effects on income statement, considering the scenarios 1 and 2 are shown below:

					03/31/2016
Instruments	Notional amount	Risk	Probable scenario (*)	Scenario 1	Scenario 2

Future dollar	1,435,000	Dollar	(599,400)	(1,276,755)	(2,553,511)

Hedge accounting of exports	1,549,333	Dollar	(647,157)	(1,378,481)	(2,756,961)

Currency position	(2,869,744)	Dollar	1,198,692	2,553,283	5,106,566
(Not including exchange derivatives above)

Consolidated exchange position	114,589	Dollar	(47,865)	(101,953)	(203,906)
(Including exchange derivatives above)

Net Investment hedge in foreign operations	96,000	Euro	(31,766)	97,293	194,590

Currency position	(85,799)	Euro	28,391	(86,955)	(173,913)

Consolidated exchange position	10,201	Euro	(3,375)	10,338	20,677
(Including exchange derivatives above)

Dollar-to-euro swap	36,550	Dollar	(10,322)	(31,982)	(49,335)

(*) The likely scenarios were calculated considering the following changes to the risks: Real x Dollar - Real appreciation of 11% / Real x Euro – Real appreciation of 8.16% / Dollar x Euro – Dollar devaluation of 4.23%. Source: Quotation from Central Bank of Brazil and Central Bank of Europe on 09/25/2017.

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•       Sensitivity analysis of changes in interest rates

The Company considered the scenarios 1, and 2 as 25% and 50% of evolution for volatility of the interest as of March 31, 2016

					Impact on profit or loss
Changes in interest rates	% p.a	Assets	Liabilities	Probable scenario (*)	Scenario 1	Scenario 2
TJLP	7.50		(1,034,280)	(6,782)	(19,393)	(38,786)
Libor	0.90		(5,905,401)	(72,623)	(13,283)	(26,566)
CDI	14.13	273,750	(14,245,055)	(290,885)	(493,536)	(987,072)

(*) The sensitivity analysis is based on the assumption of maintaining as probable scenario the market values at March 31, 2016 recorded in the Company´s assets and liabilities.

12.d) Liquidity risk

The following table shows the contractual maturities of financial liabilities, including accrued interest.

					Consolidated
At March 31, 2016	Less than one year	From one to two years	From two to five years	Over five years	Total
Borrowings, financing and debentures	1,486,151	6,932,142	17,513,099	6,212,134	32,143,526
Derivative financial instruments	40,027				40,027
Trade payables	1,235,417				1,235,417
Dividends and interest on capital	464,793				464,793

IV - Fair values of assets and liabilities as compared to their carrying amounts

The estimated fair values for certain consolidated long-term borrowings and financing were calculated at prevailing market rates, taking into consideration the nature, terms and risks similar to those of the recorded contracts, as below:

		03/31/2016		12/31/2015
	Carrying amount	Fair value	Carrying amount	Fair value
Perpetual bonds	3,563,744	1,451,681	3,910,115	1,330,685
Fixed Rate Notes	6,087,324	3,646,390	7,086,760	3,915,310

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13.   OTHER PAYABLES

The group of other payables classified in current and non-current liabilities is comprised as follows:

				Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	03/31/2016	12/31/2015	03/31/2016	12/31/2015	03/31/2016	12/31/2015	03/31/2016	12/31/2015
Payables to related parties (note 17 b)	6,722	6,798	240		116,760	110,106	101,209	118,653
Derivative financial instruments (note 12 I)	40,027	26,257
Exclusive funds (1) (note 17 b)					39,164	25,387
Dividends and interest on capital payable to non- controlling shareholders (note 12 I) (2)	464,793	464,982			2,262	2,262
Advances from customers	66,781	49,505			55,055	40,988
Taxes in installments	24,675	24,237	86,533	87,890	9,385	9,207	1,575	1,476
Profit sharing - employees	218,088	171,695			152,181	121,423
Freigth provision	25,060	105,104			10,986	10,190
Provision for industrial restructuring	103,353	122,854			58,639	74,382
Taxes payable			20,530	7,805			7,052	6,321
Other provisions	27,474	30,784			7,106	10,289
Other payables	69,289	70,801	41,015	35,589	5,423	7,465
	1,046,262	1,073,017	148,318	131,284	456,961	411,699	109,836	126,450

(1)     Refers to derivative transactions managed by exclusive funds.
(2)     Dividends payable by the subsidiary CSN Mineração.

14.   INCOME TAX AND SOCIAL CONTRIBUTION

14.a) Income tax and social contribution recognized in profit or loss:

The income tax and social contribution recognized in profit or loss for the year are as follows:

		Consolidated		Parent Company
	03/31/2016 Restated	03/31/2015	03/31/2016	03/31/2015
Income tax and social contribution income (expense)
Current	(27,586)	(213,959)	(51)	(156,765)
Deferred	(86,104)	716,476	450	694,546
	(113,690)	502,517	399	537,781

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The reconciliation of consolidated income tax and social contribution expenses and income and the result from applying the effective rate to profit before income tax and social contribution are as follows:

		Consolidated		Parent Company
	03/31/2016 Restated	03/31/2015	03/31/2016 Restated	03/31/2015
Loss before income tax and social contribution	(663,007)	(110,715)	(785,590)	(145,725)
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	225,422	37,643	267,101	49,547
Adjustment to reflect the effective rate:
Equity pickup	15,293	135,483	(158,223)	490,467
Profit with differentiated rates or untaxed	(179,867)	341,267	-	-
Transfer pricing adjustment	(44,172)	(241)	-	(241)
Tax loss carryforwards without recognizing deferred taxes	(444,807)	(10,830)	(434,432)	-
Limit of indebtness	(9,211)	(7,718)	(9,211)	(7,718)
Deferred taxes on temporary differences - non computed (1)	313,245	-	305,359	-
Reversals of estimated deferred income and social contribution tax credits	29,781	-	29,781	-
Income tax and social contribution on foreign profits	(6,798)	-	-	-
Amortization of goodwill	(8,325)	-	-	-
Other permanent deductions (additions)	(4,251)	6,913	24	5,726
Income tax and social contribution in profit for the period	(113,690)	502,517	399	537,781
Effective tax rate	-17%	454%	0%	369%

 (1) As from third quarter of 2015 the Company no longer computes income tax and social contribution credits on tax losses and temporary differences.

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14.b) Deferred income tax and social contribution:

The deferred income tax and social contribution are calculated on income tax losses, social contribution tax losses and the temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements:

				Condolidated
	Opening Balance	Movement		Closing balance
	12/31/2015 Restated	P&L	Profit or Loss	03/31/2016 Restated
Deferred
Income tax losses	417,256		323,268	740,524
Social contribution tax losses	161,769		116,377	278,146
Temporary differences	(1,572,992)	13,809	(525,749)	(2,084,932)
- Provision for tax, social security,labor,civil and enviromental risks	245,923		6,333	252,256
- Provision for environmental liabilities	89,290		619	89,909
- Assets impairment losses	87,152		5,725	92,877
- Inventory impairment losses	29,048		(1,767)	27,281
- (Gains)/losses on financial instruments	(5,454)		642	(4,812)
- (Gains)/losses on avaible for sale financial assets	947,989	(11,000)		936,989
- Actuarial liability (pension and healthcare plan)	164,167			164,167
- Acrued supplies and services	92,401		32,913	125,314
- Allowance for doubtful debts	38,614		5,587	44,201
- Goodwil on merger	9,211		(8,254)	957
- Unrealized ex change differences(2)	2,427,926		(405,094)	2,022,832
- Gain in loss of control of the Transnordestina	(224,096)			(224,096)
- Cash flow hedge accouting	516,831	(181,704)		335,127
- Aquisition Fair Value SWT/CBL	(299,574)	13,094	9,238	(277,242)
- Deferred tax non computed	(1,673,904)	192,704	(131,562)	(1,612,762)
- Estimated (Losses)/reversals for deferred taxes credits	(3,173,048)		29,781	(3,143,267)
- Business Combinarion	(1,058,088)		1,123	(1,056,965)
- Credit from IRPJ paid abroad			7,742	7,742
- Others	212,620	715	(78,775)	134,560
Total	(993,967)	13,809	(86,104)	(1,066,262)

Total Deferred Assets	78,066			62,864
Total Deferred Liabilities	(1,072,033)			(1,129,126)
Total Deferred	(993,967)			(1,066,262)

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				Parent Company
	Opening balance	Movement		Closing balance
	12/31/2015 Restated	Comprehensive income	P&L	03/31/2016 Restated
Deferred
Income tax losses	226,246		319,435	545,681
Social contribution tax losses	93,031		114,997	208,028
Temporary differences	(985,358)		(433,982)	(1,419,340)
- Provision for tax, social security, labor, civil and environmental risks	216,862		8,893	225,755
- Provision for environmental liabilities	88,501		345	88,846
- Asset impairment losses	67,483		6,226	73,709
- Inventory impairment losses	13,757		843	14,600
- (Gain)/losses in financial instruments	(5,454)		642	(4,812)
- (Gains)/losses on available for sale financial assets	947,989	(11,000)		936,989
- Actuarial liability (pension and healthcare plan)	163,560			163,560
- Accrued supplies and services	49,040		26,733	75,773
- Allowance for doubtful debts	28,087		4,574	32,661
- Unrealized exchange differences (*)	2,427,926		(388,467)	2,039,459
- (Gain) in loss of control on Transnorderstina	(224,096)			(224,096)
- Cash flow hedge accounting	516,831	(181,704)		335,127
- Deferred tax non computed	(1,491,042)	192,704	(129,073)	(1,427,411)
- Estimated (Losses)/ reversals for deferred taxes credits	(3,173,048)		29,781	(3,143,267)
- Business Combination	(721,993)			(721,993)
- Other	110,239		5,521	115,760
Total	(666,081)		450	(665,631)

Total Deferred Liabilities	(666,081)			(665,631)
Total Deferred	(666,081)			(665,631)

(*) The Company taxes the foreign exchange differences on a cash basis to calculate income tax and social contribution.

The Company has overseas subsidiaries in its corporate structure, for which profits are taxed at income tax in the countries where they are domiciled by lower rates than those prevailing in Brazil. From 2011 to 1st quarter 2016 some abroad subsidiaries generated profits amounting to R$4,039,308. If for some reason tax authorities understand that these profits have already been distributed, the additional taxation in Brazil would amount approximately to R$1,373,365 in income tax and social contribution.

The Company, based on its legal counsel’s opinion, assessed the likelihood of loss in a potential claiming by tax authorities which resulted in a possible risk of loss and, therefore, no provision was recognized in the financial statements.

14.c) Income tax and social contribution recognized in shareholders' equity:

The income tax and social contribution recognized directly in shareholders' equity are as follows:

		Consolidated		Parent Company
	03/31/2016	12/31/2015	03/31/2016	12/31/2015
Income tax and social contribution
Actuarial gains on defined benefit pension plan	64,573	64,489	65,128	65,246
Estimated losses for deferred income and social contribution tax credits - actuarial gains	(65,128)	(65,128)	(65,128)	(65,128)
Changes in the fair value on available for sale assets	38	38	38	19,269
Actuarial gains and available for sale assets, by incorporation				(19,349)
Estimated losses for deferred income and social contribution tax credits- available for sale assets	(38)	(38)	(38)	(38)
Exchange differences on foreign operations	(425,510)	(425,510)	(425,510)	(425,510)
Cash flow hedge accounting	158,880	158,880	158,880	158,880
Estimated losses for deferred income and social contribution tax credits - Cash flow hedge	(158,880)	(158,880)	(158,880)	(158,880)
	(426,065)	(426,149)	(425,510)	(425,510)

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15.   PROVISION FOR TAX, SOCIAL SECURITY, LABOR, CIVIL AND ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

On March 31, 2016, the information related to judicial deposits and processes has not changed significantly compared to the disclosed in the Company's financial statements as of December 31, 2015. The breakdown of the provisioned amounts and its respective judicial deposits are presented as following:

				Consolidated				Parent Company
	Accrued liabilities		Judicial deposits		Accrued liabilities		Judicial deposits
	03/31/2016	12/31/2015	03/31/2016	12/31/2015	03/31/2016	12/31/2015	03/31/2016	12/31/2015
Tax	145,822	143,852	82,254	82,472	84,125	82,619	65,321	67,843
Social security	71,804	70,174	46,193	46,193	70,903	69,293	46,193	46,193
Labor	474,861	478,611	164,211	165,027	390,950	388,763	131,663	133,686
Civil	131,846	128,451	22,415	24,634	105,387	103,087	9,422	13,696
Environmental	30,926	17,646	1,190	1,697	26,801	12,536	1,121	1,628
Deposit of a guarantee			8,181	8,519
	855,259	838,734	324,444	328,542	678,166	656,298	253,720	263,046

The changes in the provision for tax, social security, labor, civil and environmental risks in the year ended March 31, 2016 were as follows:

					Consolidated
				Current + Non- current
Nature	12/31/2015	Additions	Accrued charges	Net utilization of reversal	03/31/2016
Tax	143,852		2,716	(746)	145,822
Social Security	70,174		1,630		71,804
Labor	478,611	17,464	23,725	(44,939)	474,861
Civil	128,451	224	3,387	(216)	131,846
Environmental	17,646	13,020	1,399	(1,139)	30,926
	838,734	30,708	32,857	(47,040)	855,259

					Parent Company
				Current + Non- current
Nature	12/31/2015	Additions	Accrued charges	Net utilization of reversal	03/31/2016
Tax	82,619		1,636	(130)	84,125
Social Security	69,293		1,610		70,903
Labor	388,763	14,305	21,845	(33,963)	390,950
Civil	103,087	76	2,440	(216)	105,387
Environmental	12,536	13,020	1,260	(15)	26,801
	656,298	27,401	28,791	(34,324)	678,166

The provision for tax, social security, labor, civil and environmental liabilities was estimated by management and is mainly based on the legal counsel’s assessment. Only proceedings for which the risk is classified as probable loss are accrued. This provision includes tax liabilities resulting from lawsuits filed by the Company, subject to SELIC (Central Bank’s policy rate).

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Other administrative and judicial proceedings

The table below shows a summary of the carrying amounts of the main legal matters with possible risk of loss at December 31,2015 and at March 31, 2016. The increase in the carrying amounts substantially reflects the monetary update.

	3/31/2016	12/31/2015
Assessment and imposition of Fine (AIIM) - Income tax and social contribution - Capital gain on sale of NAMISA`s shares.	7,883,559	7,743,501
Income tax / Social contribution - Assessment and Imposition of Fine ( AIIM)- Disallowance of deductions of goodwill generated in the reserve incorporation of Big Jump by Namisa.	2,294,003	2,250,833
Assessment Notice and Imposition of Fine (AIIM) - Income tax / Social contribution - Off-set of interest on prepayment arising from supply contracts of iron ore and port services	1,128,333	1,105,793
Tax foreclosures - ICMS - Electricity credits	805,649	785,043
Installments MP 470 - alleged insufficiency of tax losses	600,832	587,205
Offset of taxes that were not approved by the Federal Revenue Service - IRPJ/CSLL, PIS/COFINS and IPI	1,046,254	1,015,355
Assessment for ann alleged non payment of taxes - IRPJ/CSLL - foreign subsidiaries (2010).	539,848	526,047
Assessment and Imposition of Fine (AIIM) - Income tax / Social contribution - Profits earned abroad 2008	311,386	306,136
Disallowance of the ICMS credits - Transfer of iron ore	528,099	516,581
Disallowance of the ICMS credits - ICMS - acquisition of subsidiary (*)		277,389
ICMS - Refers to the transfer of imported raw material at an amount lower than the price disclosed in the import documentation.	257,826	252,112
Disallowance of the tax losses arising on adjustments to the SAPLI.	418,893	409,323
Assessment and imposition - ICMS - shipping and return merchandise for Industrialization	555,335	541,338
Assessment and imposition - Income tax- Capital Gain of CFM vendors located outside	173,609	170,835
Other tax (federal, state, and municipal) lawsuits.	2,615,719	2,537,626
Social security lawsuits	294,065	289,923
Annulment action filed by CSN against CADE	92,736	70,423
Other civil lawsuits	726,381	763,576
Labor and social security lawsuits	1,054,050	1,032,678
Environmental lawsuits	387,461	359,046
	21,714,038	21,540,763

(*) Tax assessments were canceled due to a favorable decision to the Company in the 2nd administrative judicial level, the referred judgment occurred on February 15, 2016.

The assessments made by the legal counsel define these administrative and judicial proceedings as entailing risk of possible loss and, therefore, no provision was recorded in conformity with Management’s judgment and accounting practices adopted in Brazil.

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•         Environmental lawsuits

The environmental processes present high complexity for estimating the amount at risk, should be taken into consideration, among various aspects, procedural development, the extent of damage and the projection of repairing costs.

There are other environmental processes for which it is not yet possible to assess the risk and contingency value due to the aforementioned complexity estimation, the peculiarities of the matters involving them and also their procedural steps.

16.   PROVISION FOR ENVIRONMENTAL LIABILITIES AND ASSET RETIREMENT OBLIGATIONS

On March 31, 2016, the information related to environmental liabilities and asset retirement obligation has not changed significantly compared to the disclosed in the Company's financial statements as of December 31, 2015.

The carrying amount of the provision for environmental liabilities and asset retirement obligation (ARO) are as follows:

		Consolidated		Parent Company
	03/31/2016	12/31/2015	03/31/2016	12/31/2015
Environmental liabilities	265,487	262,290	261,629	259,115
Asset retirement obligations	68,502	66,641
	333,989	328,931	261,629	259,115

17.   RELATED-PARTY BALANCES AND TRANSACTIONS

The information regarding the related party transactions has not changed significantly compared to the disclosed in the Company's financial statements as of December 31, 2015.

17.a) Transactions with holding companies

After payment of dividends in 2015 amounting to R$306,139, there were no transactions with holding companies.

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17.b) Transactions with subsidiaries, joint ventures, associates, exclusive funds and other related parties

•       By transaction

	Consolidated
	Current		Non-current		Total
	03/31/2016	12/31/2015	03/31/2016 Restated	12/31/2015 Restated	03/31/2016	12/31/2015
Assets
Trade receivables (note 5)	75,241	61,366			75,241	61,366
Dividends receivable (note 5)	27,623	27,817			27,623	27,817
Actuarial asset (note 7)			107,622	114,433	107,622	114,433
Loans (note 7)			386,128	373,214	386,128	373,214
Other receivables (note 7)	11,263	9,420	33,145	29,020	44,408	38,440
	114,127	98,603	526,895	516,667	641,022	615,270
Liabilities
Other payables (Note 13)
Accounts payable	6,722	6,798	240		6,962	6,798
Trade payables	125,187	67,443			125,187	67,443
Actuarial liabilities			25,294	25,294	25,294	25,294
	131,909	74,241	25,534	25,294	157,443	99,535

	03/31/2016	03/31/2015
P&L
Revenues
Sales	168,794	209,015
Interest (note 23)	12,913	22,087
Expenses
Purchases	(239,934)	(270,801)
Interest (note 23)		(138,425)
	(58,227)	(178,124)

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•       By company

										Consolidated
	Assets			Liabilities			P&L
	Current	Non-current	Total	Current	Non-current	Total	Sales	Purchases	Finance income (expenses), net	Total

Joint-venture and Joint-operation
Itá Energética S.A.				5,309		5,309		(8,050)		(8,050)
CGPAR Construção Pesada S.A.	2,195		2,195	22,670	240	22,910		(19,542)		(19,542)
MRS Logística S.A.	26,182		26,182	52,289		52,289		(187,840)		(187,840)
CBSI - Companhia Brasileira de Serviços e Infraestrutura	7,179		7,179	19,530		19,530	5	(18,531)		(18,526)
Transnordestina Logística S.A (1)	1	368,237	368,238	30,878		30,878		(498)	12,226	11,728
	35,557	368,237	403,794	130,676	240	130,916	5	(234,461)	12,226	(222,230)
Other related parties
CBS Previdência		107,622	107,622		25,294	25,294
Fundação CSN	1,829		1,829					(289)		(289)
Usiminas	539		539	647		647	11,626	(4,174)		7,452
Panatlântica	76,202	4,125	80,327				150,854			150,854
Ibis Participações e Serviços								(1,010)		(1,010)
	78,570	111,747	190,317	647	25,294	25,941	162,480	(5,473)		157,007
Associates
Arvedi Metalfer do Brasil S.A.		46,911	46,911	586		586	6,309		687	6,996
Total at 03/31/2016	114,127	526,895	641,022	131,909	25,534	157,443	168,794	(239,934)	12,913	(58,227)
Total at 12/31/2015 (Restated)	98,603	516,667	615,270	74,241	25,294	99,535	725,285	(1,103,428)	63,751	(314,392)
Total at 03/31/2015							209,015	(270,801)	(116,338)	(178,124)

1. Transnordestina Logística S.A: Refers mainly to contracts in R$: interest equivalent to 108.0% and 102.0% of CDI with final maturity in June 2017. As of March 31, 2016, the borrowings carrying amounts totaled to R$326,938 (R$222,727 as of December 31, 2015).

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•       By transaction

						Parent Company
	Current		Non-current		Total
	03/31/2016	12/31/2015	03/31/2016 Restated	12/31/2015 Restated	03/31/2016	12/31/2015
Assets
Trade receivables (1) (note 5)	1,064,915	1,140,172			1,064,915	1,140,172
Dividends receivable (note 5)	747,033	737,668			747,033	737,668
Actuarial asset (note 7)			107,468	112,660	107,468	112,660
Loans (note 7)	464		248,401	239,930	248,865	239,930
Short-term investments / Investments (2)	810,197	1,412,428	29,752	28,078	839,949	1,440,506
Exclusive funds (note 7)		110,075				110,075
Ohter receivables (3) (note 7)	26,996	32,479	314,797	303,441	341,793	335,920
	2,649,605	3,432,822	700,418	684,109	3,350,023	4,116,931
Liabilities
Borrowings and financing
Prepayment (note 11)	51,036	85,987	5,325,453	5,843,050	5,376,489	5,929,037
Fixed Rate Notes e Intercompany Bonds (note 11)	78,243	32,402	3,697,023	4,056,347	3,775,266	4,088,749
Intercompany Loans (note 11)	1,198,500	1,261,861	1,948,391	2,137,040	3,146,891	3,398,901
Other payables (Note 13)
Accounts payable	116,744	110,090	101,209	118,653	217,953	228,743
Advances from customers	16	16			16	16
Exclusive funds (2) (note 13)	39,164	25,387			39,164	25,387
Trade payables	147,567	153,559			147,567	153,559
Actuarial liabilities			25,293	25,293	25,293	25,293
	1,631,270	1,669,302	11,097,369	12,180,383	12,728,639	13,849,685

	03/31/2016	03/31/2015
P&L
Revenues
Sales	614,085	1,403,347
Interest (note 23)	8,499	4,970
Exclusive funds (note 23)		480,142

Expenses
Purchases	(369,941)	(398,294)
Interest (note 23)	(133,341)	(386,914)
Exchange rates, net	1,085,469	(1,640,782)
Exclusive funds (note 23)	(644,709)
	560,062	(537,531)

(1)   Accounts receivable derive from sales operations of goods and services between the parent company, subsidiaries and joint ventures.

(2)   Assets: Financial investments classified as current totaled to R$810,197 as of March 31, 2016 (R$1,412,428 at December 31, 2015) and investments in Usiminas shares classified as investments available for sale, located in non-current assets, amounted to R$29,752 (R$28,078 as of December 31, 2015).

Liabilities: Derivative transactions in the amount of R$39,164 on March 31, 2016 (R$25,387 as of December 31, 2015).

(3)   Current: Refers mainly to assignment of tax loss credits of income tax and social contribution, related to Metallurgical Prada companies, FTL (Ferrovia Transnordestina Logistica) and MMSA (Companhia de Embalagens Metálicas ).

Noncurrent: Refers mainly to advance for future capital increase, dividends receivable and accounts receivable and acquisition of debentures.

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•       By company

											Parent Company
	Assets			Liabilities			P&L
	Current	Non-current	Total	Current	Non-current	Total	Sales	Purchases	Finance income (costs), net	Exchange rates, net	Total

Subsidiaries
Cia Metalic Nordeste				15,829		15,829	18,630	(86)	(92)		18,452
Companhia Metalúrgica Prada (1)	218,549	121,336	339,885	8,047	196	8,243	246,263	(20,112)			226,151
Estanho de Rondônia S.A.	1,063		1,063	1,493		1,493		(3,025)	28		(2,997)
Sepetiba Tecon S.A.	10,573	85,066	95,639	9,898		9,898		(3,041)		(1)	(3,042)
Mineração Nacional	464	2,220	2,684
CSN Mineração S.A (2)	738,174		738,174	81,628		81,628	8	(174,375)			(174,367)
CSN Energia S.A.				44,890		44,890		(59,757)	(292)		(60,049)
Ferrovia Transnordestina Logística S.A.	3,121	28,171	31,292		101,013	101,013				(3,540)	(3,540)
Companhia Siderúrgica Nacional, LLC (3)	535,541		535,541	113,543		113,543	143,713			(60,917)	82,796
CSN Europe Lda.				11,697	109,328	121,025			646	10,625	11,271
CSN Resources S.A. (4)				1,253,644	8,011,748	9,265,392			(115,047)	877,732	762,685
Lusosider Aços Planos, S.A.	196,000		196,000	189		189	54,612			(15,546)	39,066
CSN Islands XI Corp. (5)					1,138,848	1,138,848				110,688	110,688
CSN Islands XII Corp. (6)				21,816	1,615,741	1,637,557			(17,842)	157,039	139,197
CSN Ibéria Lda.					95,202	95,202			(713)	9,245	8,532
Companhia de Embalagens Metálicas MMSA	5,404	44,859	50,263
Stahlwerk Thüringen GmbH								(19,848)		144	(19,704)
	1,708,889	281,652	1,990,541	1,562,674	11,072,076	12,634,750	463,226	(280,244)	(133,312)	1,085,469	1,135,139
Joint-venture and Joint-operation
ITA Energética S.A	26,813		26,813
CGPAR Construção Pesada S.A.	10,542		10,542
MRS Logística S.A.	13,095		13,095	17,633		17,633		(52,350)			(52,350)
CBSI - Companhia Brasileira de Serviços e Infraestrutura	1,941		1,941	11,261		11,261	5	(36,194)			(36,189)
Transnordestina Logística S.A.	1	230,510	230,511						7,783		7,783
	52,392	230,510	282,902	28,894		28,894	5	(88,544)	7,783		(80,756)
Other related parties
CBS Previdência		107,468	107,468		25,293	25,293
Fundação CSN	1,829		1,829					(143)			(143)
Usiminas				538		538
Panatlântica	76,298	4,125	80,423				150,854				150,854
Ibis Participações e Serviços								(1,010)			(1,010)
	78,127	111,593	189,720	538	25,293	25,831	150,854	(1,153)			149,701
Associates
Arvedi Metalfer do Brasil S.A.		46,911	46,911						687		687

Exclusive Funds
Diplic, Caixa Vertice, VR1, BB Steel	810,197	29,752	839,949	39,164		39,164			(644,709)		(644,709)
Total at 03/31/2016	2,649,605	700,418	3,350,023	1,631,270	11,097,369	12,728,639	614,085	(369,941)	(769,551)	1,085,469	560,062
Total at 12/31/2015 (Restated)	3,432,822	684,109	4,116,931	1,669,302	12,180,383	13,849,685	5,852,639	(1,636,308)	(145,389)	(3,780,650)	290,292
Total at 03/31/2015							1,403,347	(398,294)	98,198	(1,640,782)	(537,531)

(1)   Companhia Metalurgica Prada refers mainly to accounts receivable and debentures from CBL amounting to R$215,213 and 121,336, respectively, as of March 31, 2016.

(2)   CSN Mineração: Assets: Refers mainly to dividends declared by Namisa amounting to R$694,080 and posteriorly assumed by CSN Mineração due to the merger on December 31, 2015. Liabilities: Account payables related to purchases of iron ore.

(3)   Companhia Siderurgica Nacional, LLC: On March 31, 2016 the carrying amounts of trade accounts receivable totaled R$535,541 (R$682,875 December 31, 2015), they are related to sale of steel to resellers.

(4)   CSN Resources SA: Contracts in US dollars of Prepayment Fixed Rate Notes and Intercompany Bonds, the interest rate under this transaction is 9.13% and its maturity date is June 2047. On March 31, 2016, the loans amounted to R$9,265,392 (R$10,146.701 on December 31, 2015).

(5)   CSN Islands XI Corp.: Contracts in US dollars, without interest, maturing on August 2017. On March 31 2016, the loans amounted to R$1,138,848 (R$1,249,536 as of December 31, 2015).

(6)   CSN Islands XII Corp.: Contracts in US dollars, interest rate of 7.64% and maturing on February 2025. On March 31, 2016, the loans amounted to R$1,637,557 (R$1,784,417 on December 31, 2015).

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17.c) Key management personnel

The key management personnel with authority and responsibility for planning, directing and controlling the Company’s activities, include the members of the Board of Directors and statutory directors. The following is information on the compensation of such personnel and the related balances as of March 31, 2016.

	03/31/2016	03/31/2015
	P&L
Short-term benefits for employees and officers	39,809	5,791
Post-employment benefits	118	30
	39,927	5,821

The remuneration of key management personnel in 2016 includes payments for contracts with executives that were linked to parameters that were achieved in the first quarter 2016.

18.   SHAREHOLDERS' EQUITY

18.a) Paid-in capital

Fully subscribed and paid-in capital as of March 31, 2016 and December 31, 2015 is R$4,540,000 comprising 1,387,524,047 book-entry common shares without par value. Each common share entitles its holder to one vote in Shareholders’ Meetings.

18.b) Authorized capital

The Company’s bylaws in effect as of March 31, 2016 determine that the capital can be raised to up to 2,400,000,000 shares by decision of the Board of Directors.

18.c) Legal reserve

This reserve is recognized at the rate of 5% of the profit for each period, as provided for by Article 193 of Law 6,404/76, up to the ceiling of 20% of share capital.

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18.d) Ownership structure

As of March 31, 2016, the Company’s ownership structure was as follows:

			03/31/2016			12/31/2015
	Number of common shares	% of total shares	% of voting capital	Number of common shares	% of total shares	% of voting capital
Vicunha Aços S.A.	697,719,990	50.29%	51.41%	697,719,990	50.29%	51.41%
Rio Iaco Participações S.A.	58,193,503	4.19%	4.29%	58,193,503	4.19%	4.29%
Caixa Beneficente dos Empregados da CSN - CBS	20,143,031	1.45%	1.48%	20,143,031	1.45%	1.48%
BNDES Participações S.A. – BNDESPAR	8,794,890	0.63%	0.65%	8,794,890	0.63%	0.65%
NYSE (ADRs)	331,462,264	23.89%	24.42%	336,435,464	24.25%	24.79%
BM&F Bovespa	240,819,369	17.36%	17.75%	235,846,169	17.00%	17.38%
Total shares outstanding	1,357,133,047	97.81%	100.00%	1,357,133,047	97.81%	100.00%
Treasury shares	30,391,000	2.19%		30,391,000	2.19%
Total shares	1,387,524,047	100.00%		1,387,524,047	100.00%

18.e) Treasury shares

The Board of Directors authorized various share buyback programs in order to hold shares in treasury for subsequent disposal and/or cancelation with a view to maximizing the generation of value to the shareholder through an efficient capital structure management, as shown in the table below:

Program	Board’s Authorization	Authorized quantity	Program period	Average buyback price	Minimum and maximum buyback price	Number bought back	Share cancelation		Balance in treasury
1st	3/13/2014	70,205,661	From 3/14/2014 to 4/14/2014	R$ 9.34	R$ 9.22 and R$ 9.45	2,350,000			2,350,000
2nd	4/15/2014	67,855,661	From 4/16/2014 to 5/23/2014	R$ 8.97	R$ 8.70 and R$ 9.48	9,529,500			11,879,500
3rd	5/23/2014	58,326,161	From 5/26/2014 to 6/25/2014	R$ 9.21	R$ 8.61 and R$ 9.72	31,544,500			43,424,000
4th	6/26/2014	26,781,661	From 6/26/2014 to 7/17/2014	R$ 10.42	R$ 9.33 and R$ 11.54	26,781,661			70,205,661
	7/18/2014			Not applicable	Not applicable		60,000,000	(1)	10,205,661
5th	7/18/2014	64,205,661	From 7/18/2014 to 8/18/2014	R$ 11.40	R$ 11.40	240,400			10,446,061
	8/19/2014			Not applicable	Not applicable		10,446,061	(1)
6th	8/19/2014	63,161,055	From 8/19/2014 to 9/25/2014	R$ 9.82	R$ 9.47 and R$ 10.07	6,791,300			6,791,300
7th	9/29/2014	56,369,755	From 9/29/2014 to 2/29/2014	R$ 7.49	R$ 4.48 and R$ 9.16	21,758,600			28,549,900
8th	12/30/2014	34,611,155	From 12/31/2014 to 3/31/2015	R$ 5.10	R$ 4.90 and R$ 5.39	1,841,100			30,391,000
9th (*)	03/31/2015	32,770,055	From 4/01/2015 to 6/30/2015

(*) There were no share buyback in this program.

1.     In 2014 the Board of Directors approved the cancelation of 70,446,061 treasury shares without change in the Company’s share capital.

As of March 31, 2016, the position of the treasury shares was as follows:

Quantity purchased (Units)	Amount paid for the shares	Share price			Market price of the shares on 03/31/2016 (*)

		Minimum	Maximum	Average
30,391,000	R$ 238,976	R$ 4.48	R$ 10.07	R$ 7.86	R$ 217,296

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(*) Using the last share quotation on BM&F Bovespa as of March 31, 2016 of R$7.15 per share.

18.f) Policy on investments and payment of interest on capital and dividends

At a meeting held on December 11, 2000, the Board of Directors decided to adopt a profit distribution policy which, after compliance with the provisions in Law 6,404/76, as amended by Law 9,457/97, will entail the distribution of all the profit to the Company’s shareholders, provided that the following priorities are observed, irrespective of their order: (i) carrying out the business strategy; (ii) fulfilling its obligations; (iii) making the required investments; and (iv) maintaining a healthy financial situation of the Company.

18.g) Earnings/(loss) per share:

Basic earnings per share were calculated based on the profit attributable to the owners of CSN divided by the weighted average number of common shares outstanding during the year, excluding the common shares purchased and held as treasury shares, as follows:

		Parent Company
	03/31/2016 Restated	03/31/2015
	Common Shares
Net (loss) / Gain of the period
Attributable to owners of the Company	(785,191)	392,056
Weighted average number of shares	1,357,133	1,357,202
Basic and diluted EPS	(0.57857)	0.28887

The Company does not hold potential dilutable outstanding ordinary shares that could result in dilution of earnings per share.

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19.   PAYMENT TO SHAREHOLDERS

The table below shows the dividends approved and paid for the last years:

Year	Approval Year	Dividends	Total	Year	Payment Year	Dividends	Total
2014	2014	700,000	700,000	2014	2014	424,939	424,939
2015	2015	275,000	275,000		2015	274,917	274,917
				2015	2015	274,918	274,918
Total Approved		975,000	975,000	Total paid		974,774	974,774

20.   NET SALES REVENUE

Net sales revenue is comprised as follows:

		Consolidated		Parent Company
	03/31/2016 Restated	03/31/2015	03/31/2016	03/31/2015

Gross revenue
Domestic market	2,286,077	2,942,631	2,099,540	2,713,048
Foreign market	2,342,378	1,794,017	420,381	987,948
	4,628,455	4,736,648	2,519,921	3,700,996
Deductions
Cancelled sales and discounts	(68,780)	(38,464)	(61,057)	(31,966)
Taxes on sales	(551,604)	(687,932)	(481,224)	(610,998)
	(620,384)	(726,396)	(542,281)	(642,964)
Net revenue	4,008,071	4,010,252	1,977,640	3,058,032

21.   EXPENSES BY NATURE

		Consolidated		Parent Company
	03/31/2016 Restated	03/31/2015	03/31/2016	03/31/2015

Raw materials and inputs	(1,168,264)	(1,447,223)	(783,472)	(842,763)
Labor cost	(627,681)	(428,079)	(353,700)	(357,164)
Supplies	(330,795)	(261,260)	(227,809)	(253,270)
Maintenance cost (services and materials)	(294,006)	(241,135)	(169,104)	(235,014)
Outsourcing services	(794,879)	(721,164)	(235,355)	(450,859)
Depreciation, amortization and depletion (note 9 a)	(309,836)	(264,498)	(135,525)	(206,329)
Others	(167,097)	(72,849)	(25,324)	(74,515)
	(3,692,558)	(3,436,208)	(1,930,289)	(2,419,914)

Classified as:
Cost of sales	(3,082,026)	(3,025,533)	(1,638,396)	(2,189,432)
Selling expenses	(450,421)	(300,830)	(168,633)	(145,918)
General and administrative expenses	(160,111)	(109,845)	(123,260)	(84,564)
	(3,692,558)	(3,436,208)	(1,930,289)	(2,419,914)

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22.   OTHER OPERATING INCOME (EXPENSES)

		Consolidated		Parent Company
	03/31/2016	03/31/2015	03/31/2016	03/31/2015
Other operating income
Indemnities/gains on lawsuits	18,676	1,728	1,888	1,618
Rentals and leases	328	285	328	285
Other revenues	3,268	3,949	624	1,819
	22,272	5,962	2,840	3,722
	-	-	-	-
Other operating expenses
Taxes and fees	(10,802)	(11,640)	(696)	(10,826)
Write-off/(Provision) of judicial deposits	(17,281)	(52)	(17,281)	(57)
Provision for environmental risks	(1,142)	3,476	(337)	3,476
Provision for tax, social security, labor, civil and environmental risks, net of reversals	(42,269)	(149,287)	(45,436)	(144,558)
Depreciation of unused equipment and amortization of intangible assets (note 9 a)	(12,108)	(9,004)
Residual value of permanent assets written off (note 9)	(12,966)	(3,985)	(7,590)	(3,842)
Estimated (losses)/reversals in inventory (note 6)	14,619	(1,897)	(2,478)	(393)
Losses on spare parts	(6,579)	(5,566)	(187)	(5,566)
Studies and project engineering expenses	(5,731)	(8,487)	(5,571)	(8,361)
Research and development expenses	(575)	(751)	(575)	(751)
Healthcare plan expenses	(19,089)	(14,962)	(19,090)	(14,962)
Impairment of available-for-sale financial assets		(8,417)		(8,417)
Other expenses	(34,909)	(8,927)	(3,301)	(7,503)
	(148,832)	(219,499)	(102,542)	(201,760)
Other operating income (expenses),net	(126,560)	(213,537)	(99,702)	(198,038)

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23.   FINANCE INCOME (EXPENSES)

		Consolidated		Parent Company
	03/31/2016 Restated	03/31/2015	03/31/2016	03/31/2015
Finance income
Related parties (note 17 b)	12,913	22,087	8,499	485,112
Income from short-term investments	56,443	29,340	3,863	5,240
Gains from derivative		354
Repurchase of debt securities	143,777
Others	30,021	4,355	6,067	4,341
	243,154	56,136	18,429	494,693
Finance expenses
Borrowings and financing - foreign currency	(257,833)	(217,729)	(60,079)	(46,079)
Borrowings and financing - local currency	(547,475)	(471,604)	(470,263)	(406,725)
Related parties (note 17 b)		(138,425)	(778,050)	(386,914)
Capitalized interest (notes 9 and 27)	57,661	24,325	32,730	24,325
Losses on derivatives	(362)	(1,479)
Interest, fines and late payment charges	(6,014)	(11,014)	(2,633)	(8,007)
Comissions and bank charges	(22,957)	(20,874)	(20,858)	(15,608)
PIS/COFINS over financial income	(12,730)		(7,317)
Other financial expenses	(32,143)	(23,793)	(22,961)	(24,068)
	(821,853)	(860,593)	(1,329,431)	(863,076)
Inflation adjustment and exchange differences, net
Inflation adjustments, net	(1,140)	6,267	(5,780)	(3,540)
Exchange rates, net	371,582	(554,114)	1,048,904	(1,656,432)
Exchange gain/(losses) on derivatives	(688,682)	482,604
	(318,240)	(65,243)	1,043,124	(1,659,972)

Finance income (expenses), net	(896,939)	(869,700)	(267,878)	(2,028,355)

Statement of gain and (losses) on derivative transactions
Dollar-to-CDI swap		(18)
Dollar- to- real NDF		436,600
Future Dollar BMF	(681,176)
Dollar- to- euro NDF		33,454
Dollar - to- euro swap	(7,506)	12,568
	(688,682)	482,604
Fixed rate- to- CDI swap	(299)	(1,479)
CDI -to- fixed rate swap	(63)	354
	(362)	(1,125)
	(689,044)	481,479

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24.   SEGMENT INFORMATION

The segment information has not changed compared to the disclosed in the Company's financial statements as of December 31, 2015, therefore, the management decided not to repeat them in these condensed interim financial information.

According to the Group´s structure, the businesses are distributed and managed in five operating segments as follows:

								03/31/2016 (Restated)
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (thou).- (unaudited)(*)	1,246,135	8,295,093				571,436	(1,046,725)
Net revenues
Domestic market	1,500,366	151,073	50,423	303,141	68,149	114,204	(475,278)	1,712,078
Foreign market	1,308,774	790,483					196,736	2,295,993
Total net revenue (note 20)	2,809,140	941,556	50,423	303,141	68,149	114,204	(278,542)	4,008,071
Cost of sales and services	(2,299,907)	(749,385)	(36,040)	(214,370)	(51,113)	(101,191)	369,980	(3,082,026)
Gross profit	509,233	192,171	14,383	88,771	17,036	13,013	91,438	926,045
General and administrative expenses	(255,318)	(23,755)	(8,278)	(23,881)	(5,946)	(17,657)	(275,697)	(610,532)
Depreciation (note 9 a)	166,229	114,434	3,293	55,695	4,279	12,812	(46,906)	309,836
Proportionate EBITDA of joint ventures							107,316	107,316
Adjusted EBITDA	420,144	282,850	9,398	120,585	15,369	8,168	(123,849)	732,665

Sales by geographic area
Asia	4,669	665,871					196,736	867,276
North America	581,176							581,176
Latin America	66,044							66,044
Europe	651,959	64,963						716,922
Others	4,926	59,649						64,575
Foreign market	1,308,774	790,483					196,736	2,295,993
Domestic market	1,500,366	151,073	50,423	303,141	68,149	114,204	(475,278)	1,712,078
Total	2,809,140	941,556	50,423	303,141	68,149	114,204	(278,542)	4,008,071

								03/31/2015
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (thou).- (unaudited)(*)	1,407,307	5,193,577				518,874
Net revenues
Domestic market	2,011,316	37,802	46,846	251,174	63,691	100,631	(270,679)	2,240,781
Foreign market	1,111,791	619,980					37,700	1,769,471
Total net revenue (note 20)	3,123,107	657,782	46,846	251,174	63,691	100,631	(232,979)	4,010,252
Cost of sales and services	(2,365,555)	(566,701)	(30,569)	(180,332)	(46,949)	(66,530)	231,103	(3,025,533)
Gross profit	757,552	91,081	16,277	70,842	16,742	34,101	(1,876)	984,719
General and administrative expenses	(231,657)	(21,097)	(6,123)	(22,966)	(5,543)	(15,252)	(108,037)	(410,675)
Depreciation (note 9 a)	157,596	86,048	3,175	44,713	4,242	9,389	(40,665)	264,498
Proportionate EBITDA of joint ventures							72,608	72,608
Adjusted EBITDA	683,491	156,032	13,329	92,589	15,441	28,238	(77,970)	911,150

Sales by geographic area
Asia	2,010	541,014					37,700	580,724
North America	481,394							481,394
Latin America	80,748	42,730						123,478
Europe	535,895	36,236						572,131
Others	11,744							11,744
Foreign market	1,111,791	619,980					37,700	1,769,471
Domestic market	2,011,316	37,802	46,846	251,174	63,691	100,631	(270,679)	2,240,781
Total	3,123,107	657,782	46,846	251,174	63,691	100,631	(232,979)	4,010,252

(*) The iron ore volumes of sales presented in this note considered the company's sales and equity interests in its subsidiaries and jointly ventures. (In 2015, consider 60% interest in Namisa)

Adjusted EBITDA is the measurement based on which the chief operating decision maker assesses the segment performance and the capacity to generate recurring operating cash, consisting of profit for the year less net finance income (costs), income tax and social contribution, depreciation and amortization, equity in results of affiliated companies, and other operating income (expenses), plus the proportionate EBITDA of joint ventures.

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Even though it is an indicator used in segment performance measurement, EBITDA is not a measurement recognized by accounting practices adopted in Brazil or IFRS, it does not have a standard definition, and may not be comparable with measurements using similar names provided by other entities.

As required by IFRS 8, the table below shows the reconciliation of the measurement used by the chief operating decision maker with the results determined using the accounting practices:

		Consolidated
	03/31/2016 Restated	03/31/2015
(Loss)/Profit for the period	(776,697)	391,802
depreciation / amortization / depletion (note 9 a)	309,836	264,498
Income tax and social contribution (note 14)	113,690	(502,517)
Finance income (expenses) (note 23)	896,939	869,700
EBITDA	543,768	1,023,483
Other operating income (expenses) (note 22)	126,560	213,537
Equity in results of affiliated companies	(44,979)	(398,478)
Proportionate EBITDA of joint ventures	107,316	72,608
Adjusted EBITDA (*)	732,665	911,150

(*) The Company discloses its adjusted EBITDA net of its share of investments and other operating income (expenses) because it understands that these should not be included in the calculation of recurring operating cash generation.

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25.   GUARANTEES

The Company is liable for guarantees of its subsidiaries and joint ventures as follows:

	Currency	Maturities	Borrowings		Tax foreclosure		Others		Total
			03/31/2016	12/31/2015	03/31/2016	12/31/2015	03/31/2016	12/31/2015	03/31/2016	12/31/2015
Transnordestina Logísitca	R$	Up to 09/19/2056 and indefinite	2,544,600	2,544,600	39,559	39,559	4,866	5,991	2,589,025	2,590,150

FTL - Ferrovia Transnordestina	R$	11/15/2020	81,700	81,700				450	81,700	82,150

Cia Metalurgica Prada	R$	Up to 02/10/2016 and indefinite			333	333	19,340	19,340	19,673	19,673

CSN Energia	R$	Indefinite			2,829	2,829			2,829	2,829

Congonhas Minérios	R$	9/22/2022	2,000,000	2,000,000			2,520		2,002,520	2,000,000

Fundação CSN	R$	Indefinite	1,003	1,003					1,003	1,003

Others	R$			12,000						12,000

Total in R$			4,627,303	4,639,303	42,721	42,721	26,726	25,781	4,696,750	4,707,805

CSN Islands XI	US$	09/21/2019	750,000	750,000					750,000	750,000

CSN Islands XII	US$	Perpetual	1,000,000	1,000,000					1,000,000	1,000,000

CSN Resources	US$	7/21/2020	1,200,000	1,200,000					1,200,000	1,200,000

Total in US$			2,950,000	2,950,000					2,950,000	2,950,000

CSN Steel S.L.	EUR	1/31/2020	120,000	120,000					120,000	120,000

Lusosider Aços Planos	EUR	Indefinite	25,000	25,000					25,000	25,000

Total in EUR			145,000	145,000					145,000	145,000
Total in R$			11,086,571	12,135,468					11,086,571	12,135,468
			15,713,874	16,774,771	42,721	42,721	26,726	25,781	15,783,321	16,843,273

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26.   INSURANCE

Aiming to properly mitigate risk and in view of the nature of its operations, the Company and its subsidiaries have taken out several different types of insurance policies. Such policies are contracted in line with the CSN Risk Management policy and are similar to the insurance taken out by other companies operating in the same lines of business as CSN and its subsidiaries. The risks covered under such policies include the following: Domestic Transportation, International Transportation, Life and Casualty, Health Coverage, Fleet Vehicles, D&O (Civil Liability Insurance for Directors and Officers), General Civil Liability, Engineering Risks, naming Risks, Export Credit, warranty and Port Operator’s Civil Liability.

In 2015, after negotiation with insurers and reinsurers in Brazil and abroad, an insurance policy was issued for the contracting of a policy of Operational Risk of Property Damages and Loss of Profits, with effect from September 30, 2015 to September 30, 2016. Under the insurance policy, the LMI (Maximum Limit of Indemnity) is US$600 million and covers the following units and subsidiaries of the Company: Presidente Vargas steelworks, CSN Mineração, Sepetiba Tecon, and CSN Mining. CSN takes responsibility for a range of retention of US$375 million in excess of the deductibles for property damages and loss of profits.

In view of their nature, the risk assumptions adopted are not part of the scope of an audit of the financial statements and, accordingly, were not audited by our independent auditors.

27.   ADDITIONAL INFORMATION TO CASH FLOWS

The following table provides additional information on transactions related to the statement of cash flows:

		Consolidated		Parent Company
	03/31/2016	03/31/2015	03/31/2016	03/31/2015
Income tax and social contribution paid	20,166	67,970		57,400
Addition to PP&E with interest capitalization (nota 9 and 23)	57,661	24,325	32,730	24,325
Subsidiary capitalization from granted loan			8,628
	77,827	92,295	41,358	81,725

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28.   COMPREHENSIVE INCOME STATEMENT

		Consolidated		Parent Company
	03/31/2016 Restated	03/31/2015	03/31/2016 Restated	03/31/2015
(Loss)/ Profit for the period	(776,697)	391,802	(785,191)	392,056

Other comprehensive income

Items that will not be subsequently reclassified to the statement of income
Actuarial (loss) gain the defined benefit plan from investments in subsidiaries, net of taxes	85		85	125
Actuarial (losses)/gains on defined benefit pension plan		202
Income tax and social contribution on actuarial (losses)/gains on defined benefit pension plan		(77)
	85	125	85	125

Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the period	(181,111)	176,771	(181,111)	176,771
Assets available for sale	32,353	648,403	32,353	597,135
Income taxes and social contribution available for sale assets		(185,595)		(203,026)
Available for sale assets from investments in subsidiaries, net of taxes				68,699
Impairment on available for sale assets		8,417		8,417
Income taxes and social contribution on impairment of available for sale assets		(2,862)		(2,862)
(Loss)/gain on cash flow hedge accounting	534,423	(427,645)	534,423	(427,645)
Income tax and social contribution on (loss)/gain on cash flow hedge accounting		145,399		145,399
Realization of cash flow hedge accounting reclassified to income statements	12,697		12,697
(Loss)/gain on investments hedge of investments in subsidiaries			18,864
(Loss)/gain on foreing investment hedge	18,864
	417,226	362,888	417,226	362,888

	417,311	363,013	417,311	363,013

Total compreensive income for period	(359,386)	754,815	(367,880)	755,069

Attributable to:
Participation of controlling interest	(367,880)	755,069	(367,880)	755,069
Participation of non - controlling interest	8,494	(254)
	(359,386)	754,815	(367,880)	755,069

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29.   SUBSEQUENT EVENTS

• Usiminas

As of March 2016, the Usiminas’ Board of Directors approved a capital increase amounting to R$64,882, through the Issuance of 50,689,310 preferred shares. Consequently, on April 22, 2016 CSN exercised its right of subscription, paying R$11,603 by 9,064,856 preferred shares.

The Usiminas’ Board of Directors approved in April 2016 an increase in its share capital amounting to R$1,000,000, through the issuance of 200,000,000 new common shares, with a deadline for exercising the preferential right to acquire the said shares up to May 23, 2016. On May 20, 2016 the Company exercised its preferential right of subscription, paying R$178,832 by 35,766,351 common shares. This capital increase was approved in the Extraordinary General Meeting of Usiminas held on July 19, 2016. The company continues to evaluate alternatives related to the investment in Usiminas, including additional purchases of shares.

On April 28, 2016, CSN elected, for two years term of office, two fixed and two alternate members in the Usiminas’ Board of Directors and, for one year term, one fixed and one alternate member in the Usiminas’ Fiscal Committee. The election was made possible through the flexibility and exceptional decision from CADE (Administrative Council for Economic Defense) in relation to the TCD (Performance Commitment Agreement) signed by CSN and the said Council in

2014. The mentioned decision´s flexibility was approved by the majority of CADE's Board at the meeting on 27 April 2016.

• Conduct Adjustment Agreement

On April 12, 2016 CSN entered into a Conduct Adjustment Agreement with the Environment Department of the State of Rio de Janeiro, the Environment Control Commission of the State of Rio de Janeiro and the Environment Institute of the State of Rio de Janeiro (INEA) comprising the resolution of all pending environmental issues related to the Presidente Vargas Steelworks (UPV), thereby ensuring the continuation of its operations.

By September 2017, CSN will invest R$178 million in production process improvements and will pay R$22 million to INEA to be used in environmental programs in Volta Redonda region.

• Metalic Discontinued Operations

In August 2016, the Company concluded the negotiation and signed an agreement with Can-Pack S.A. to sell 100% shares of its subsidiary Cia. Metalic do Nordeste (“Metalic”), the Company that produces and sells metal packaging. The sale was concluded on November 30,2016 and the transaction’s base value was US$98 million.

• CGPar business combination

On September 30, 2016 the Company acquired the remaining 50% of equity interest of its joint-venture CGPar – Construção Pesada S.A (“CGPAR”). Under this acquisition, the Company acquired the majority control of CGPar.

• Possible Proceedings

•         Significant development of Proceeding No. 19515.723039/2012-79

In February 2017, the Company was notified of the judgment of the Amendment of Judgment filed due the CARF’s decision on case 19515.723039 / 2012-79, in which the Federal Revenue Service of Brazil challenges the capital gain on the alleged sale of 40% of NAMISA (currently CSN Mineração S.A.). The CARF, in short, agreed with the infringement notice. The Company, however, is taking of the lawfulness of the operation and, therefore, is evaluating the appropriate legal and procedural measures to reverse the decision. It is important to emphasize, finally, that this decision does not alter the assessment of loss on the case, which remains as possible, see note 15.

•         Significant development of Proceeding No. 19515.723053/2012-72

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The Superior Board of Tax Appeals of CARF ruled on 03/14/2017 a special appeal by the National Treasury against a previous decision favorable to Namisa, (currently CSN Mineração S.A.) filed in case No. 19515.723053 / 2012-72, in which the Federal Revenue Service of Brazil challenges the deductibility of goodwill amortization expenses arising from the operation carried out with the Asian Consortium in 2008. The CARF, in summary, agreed with the infringement notice.  The Company, however, has absolute conviction of the lawfulness of the operation and, therefore,  Is taking legal measures. It is important to emphasize, finally, that this decision does not alter the assessment of loss of the case, which remains as possible, see note 15.

• Cautionary decision – TCU – Transnordestina Logistica

The Brazilian Court of Auditors (“TCU”) issued a cautionary decision in May 2016 referred to the action TC 012.179/2016 by which it prohibited new transfers of Government funds to TLSA to be made by Valec Engenharia, Construções e Ferrovias S.A., Fundo de Investimento do Nordeste – FINOR, Fundo Constitucional de Financiamento do Nordeste – FNE, Fundo de Desenvolvimento do Nordeste – FDNE, Banco Nacional de Desenvolvimento Econômico e Social – BNDES and BNDES Participações S.A. – BNDESPar. After TLSA appeal against the cautionary decision and further details to have been provided, in June 2016 the preliminary injunction given by TCU was unanimously revoked by the Court and the continuity of the transfer of funds was re-established.

By means of another protective order issued in January 2017, relating to the case TC 012.179/2016, the Court of Auditors of the Union forbade new transfers of public resources to TLSA by Valec Engenharia, Construções e Ferrovias S.A., Fundo de Investimento do Nordeste – FINOR, Fundo Constitucional de Financiamento do Nordeste – FNE, Fundo de Desenvolvimento do Nordeste – FDNE, Banco Nacional de Desenvolvimento Econômico e Social – BNDES and BNDES Participações S.A.– BNDESPar. The Company has provided the required clarifications to the TCU and has acted firmly in order that the decision can be repealed soon and the flow of investments planned can be restored.

There is an administrative procedure before the Transportation National Agency (“ANTT”), that assesses the regular fulfilling by the grantee FTL of the obligations contained in the Concession Agreement. By an unilateral assessment, ANTT considered that FTL was not compliant with the Term of Conduct Adjustment (“TAC”) signed in 2013 alleging that FTL had not fulfilled the 2013 production plan. ANTT decided to set up an administrative proceedings to investigate the supposed unfulfillment of the concession agreement and, in the case of confirming irregularities, may apply several penalties, including the early termination of the concession agreement. The grantee filed its defense against the administrative proceedings and currently no new decisions have been taken.

•       Independent investigation – Construction of the Long Steel Plant

Considering the mentioning of a Company’s officer in an article disclosed by the press, based on testimonials made before the Court, the Audit Committee decided to hire a specialized forensic service to conduct an external and independent investigation of the contractual relationship related to the construction of CSN’s Long Steel Plant (contract in which there would have been alleged improper payments, as bonus, as reimbursement of payments made to political parties supposedly requested by such officer) and to analyze the extent of the commercial relationship between contractor . The conclusion of the investigation is that nothing in the testimonials referred to above was confirmed, there being no contingencies arising from the matters investigated. Consequently, understands the Company that at this moment there is no basis to justify the setting up of a provision for losses or the disclosure of a contingency.

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REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors and Shareholders of

Companhia Siderúrgica Nacional

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Siderúrgica Nacional (“Company”), included in the Interim Financial Information Form (ITR), for the quarter ended March 31, 2016, which comprises the balance sheet as at March 31, 2016, and the statement of profit and loss, statement of comprehensive income, statement of changes in equity and statement of cash flows for the three-month period then ended, including the explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with CPC 21 (R1) and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the ITR referred to above is not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34 applicable to the preparation of Interim Financial Information (ITR) and presented in accordance with the standards issued by the Brazilian Securities Commission (CVM).

Emphasis of matter

Restatement of the interim financial information for the three-month period ended March 31, 2016

On November 14, 2016, we reissued the review report, without modification, on the Company’s individual and consolidated interim financial information for the three-month period ended March 31, 2016. As described in note 2.e), the interim financial information referred to above has been adjusted and is being restated to reflect the impacts arising from the restatement of the financial statements for the year ended December 31, 2015, relating to: (i) the accounting and fair value measurement adjustments upon the application of technical pronouncement CPC 15 (R1) - Business Combination and international standard IFRS 3 - Business Combination, issued by the IASB, concerning the business combination conducted by subsidiary Congonhas Minérios S.A. and (ii) the review of the recoverability analysis and adjustments to deferred income tax and social contribution balances.

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Other matters

Statements of value added

We have also reviewed the individual and consolidated interim statements of value added (“DVA”) for the three-month period ended March 31, 2016, prepared under Management’s responsibility, the presentation of which is required by the standards issued by the Brazilian Securities Commission (“CVM”) applicable to the preparation of Interim Financial Information (ITR), and is considered as supplemental information for International Financial Reporting Standards (“IFRSs”), which do not require the presentation of a DVA. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they are not prepared, in all material respects, in relation to the interim financial information taken as a whole.

The accompanying interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, October 27, 2017

DELOITTE TOUCHE TOHMATSU	Gilberto Grandolpho
Auditores Independentes	Engagement Partner

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 1, 2017

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.